EXHIBIT 99.1

GOLD RESERVE INC.

999 W. Riverside Ave., Suite 401,
Spokane, WA 99201

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of Class A common shares (the “Class A Shares”) of GOLD RESERVE INC. (the “Company”) will be held at 999 W. Riverside Avenue, 7th Floor, Masthead Suite, Spokane, Washington, USA on June 13, 2019 at 9:30 a.m. (Pacific daylight time) for the following purposes:

(1)	to elect directors of the Company to hold such positions until the next annual meeting of Shareholders or until their successors are elected and have qualified;
(2)	to appoint PricewaterhouseCoopers LLP as auditors of the Company and to authorize the directors of the Company to fix their remuneration;
(3)	to receive the financial statements of the Company for the year ended December 31, 2018, together with the report of the auditors thereon;
(4)	to consider, pursuant to an interim order of the Alberta Court of Queen’s Bench dated April 16, 2019, and, if deemed advisable, to approve, with or without amendment, a special resolution approving a plan of arrangement pursuant to Section 193 of the Business Corporations Act (Alberta), as described in the accompanying management information circular (the “Circular”); and
(5)	to conduct any other business as may properly come before the meeting or any adjournment or postponement thereof.

Registered Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person and who wish to ensure that their Class A Shares will be voted are requested to complete, sign and mail the enclosed form of proxy to Proxy Services, c/o Computershare Investor Services, P.O. Box 505008, Louisville, KY 40233. Proxies must be received not later than 48 hours preceding the Meeting or any adjournment or postponement thereof. A form of proxy, proxy statement/information circular, supplemental mailing list return card and a copy of the Company’s 2018 Annual Report (the “2018 Annual Report”) accompany this Notice of Annual General and Special Meeting of Shareholders.

Non-registered Shareholders (for example, those Shareholders who hold Class A Shares in an account with an intermediary), should follow the voting procedures described in the voting instruction form provided by such intermediary or call the intermediary for information as to how to vote their Class A Shares. For further information with respect to Shareholders who own Class A Shares through an intermediary, see “Voting by Non-Registered Shareholders” in the accompanying Circular.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Circular.

This Notice of Annual General and Special Meeting of Shareholders, the 2018 Annual Report and Supplemental Mailing List Return Card are being mailed or made available to Shareholders entitled to vote at the Meeting, on or about May 9, 2019.

The Board of Directors has fixed the close of business on April 24, 2019 as the record date for the determination of Shareholders entitled to notice of the Meeting and any adjournment or postponement thereof.

DATED this 30th day of April 2019

BY ORDER OF THE DIRECTORS

Rockne J. Timm
Chief Executive Officer

GOLD RESERVE INC.

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of GOLD RESERVE INC. (the “Company”) to be voted at the Annual General and Special Meeting of Shareholders of the Company (the “Meeting”) to be held on Thursday, the 13th day of June 2019 at 9:30 a.m. (Pacific daylight time), at 999 W. Riverside Avenue, 7th Floor Masthead Suite, Spokane, Washington, USA and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual General and Special Meeting of Shareholders. The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone or by other means of communication by employees of the Company on behalf of management of the Company. Employees will not receive any extra compensation for such activities. The Company may pay brokers, nominees or other persons holding Class A common shares of the Company (the “Class A Shares”) in their name for others for their reasonable charges and expenses in forwarding proxies and proxy materials to beneficial owners of such Class A Shares, and obtaining their proxies. The Company may also retain independent proxy solicitation agents to assist in the solicitation of proxies for the Meeting. The cost of solicitation by management will be borne by the Company. Except where otherwise stated, the information contained herein is given as of the 30th day of April 2019.

The Notice of Annual General and Special Meeting of Shareholders, Circular and the Company’s 2018 Annual Report (the “2018 Annual Report”) are also available for review on the Company’s website at www.goldreserveinc.com under “2019 Annual Shareholder Meeting” and under the Company’s profile on SEDAR at www.sedar.com.

CURRENCY

Unless otherwise indicated, all currency amounts referred to herein are stated in U.S. dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the enclosed form of proxy are directors and/or officers of the Company. A Shareholder (as defined below) submitting a proxy has the right to appoint a person or company, who need not be a Shareholder, to represent the Shareholder at the Meeting other than the persons designated in the form of proxy furnished by the Company. To exercise this right, the Shareholder may either (i) insert the name of the desired representative in the blank space provided in the form of proxy attached to this Circular or (ii) submit another appropriate form of proxy permitted under applicable law.

The completed proxy will be deemed valid when deposited at the office of Proxy Services, c/o Computershare Investor Services, P.O. Box 505008, Louisville, KY 40233 not later than 48 hours preceding the Meeting or any adjournment or postponement thereof, or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment or postponement thereof, otherwise the instrument of proxy will be invalid.

See “Voting by Non-Registered Shareholders” below for a discussion of how non-registered Shareholders (i.e. Shareholders that hold their Class A Shares through an account with a bank, broker or other nominee in “street name”) may appoint proxies.

You may revoke or change your proxy at any time before it is exercised at the Meeting. In the case of Shareholders appearing on the registered shareholder records of the Company, a proxy may be revoked at any time prior to its exercise by sending or depositing a written notice of revocation or another signed proxy bearing a later date to the Secretary of the Company at its principal executive office located at 999 W. Riverside Avenue, Suite 401, Spokane, Washington 99201, USA not later than 48 hours preceding the Meeting or any adjournment or postponement thereof. You may also revoke your proxy by giving notice or by voting in person at the Meeting; your attendance at the Meeting, by itself, is not sufficient to revoke your proxy. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice.

Shareholders that hold their Class A Shares through an account with a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee in revoking their previously deposited proxies.

EXERCISE OF DISCRETION BY PROXIES

The Class A Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Class A Shares will be voted accordingly. IN THE ABSENCE OF SUCH CHOICE BEING SPECIFIED, SUCH CLASS A COMMON SHARES WILL BE VOTED “FOR” THE MATTERS SPECIFICALLY IDENTIFIED IN THE NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS ACCOMPANYING THIS CIRCULAR.

The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested. If any other matters are properly presented for consideration at the Meeting, or if any of the identified matters are amended or modified, the individuals named as proxies on the enclosed form of proxy will vote the Class A Shares that they represent on those matters as recommended by management. If management does not make a recommendation, then they will vote in accordance with their best judgment. At the time of printing this Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual General and Special Meeting of Shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company’s issued and outstanding shares consist of Class A Shares. Holders of Class A Shares (the “Shareholders”) are entitled to one vote per share and will vote on all matters to be considered and voted upon at the Meeting or any adjournment or postponement thereof. The Company has set the close of business on April 24, 2019 (the “Record Date”) as the record date for the Meeting. As of the Record Date and the date hereof, there were 99,395,048 issued and outstanding Class A Shares.

The Company will prepare a list of Shareholders of record at such time. Shareholders will be entitled to vote the Class A Shares then registered in their name at the Meeting except to the extent that (a) the holder has transferred the ownership of any of his Class A Shares after that date, and (b) the transferee of those Class A Shares, in accordance with the Business Corporations Act (Alberta) (the “ABCA”), produces properly endorsed share certificates, or otherwise establishes that he owns the Class A Shares, and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Class A Shares at the Meeting or any adjournment or postponement thereof.

To the knowledge of the directors and executive officers of the Company, as of the Record Date, the only persons, firms or corporations that beneficially owned, or exercised control or direction, directly or indirectly, over more than 10% of the voting rights attached to the Class A Shares were:

	Number of Class A		Percentage of Class
Shareholder Name	Shares Held		A Shares Issued (1)
Steelhead Partners, LLC	10,499,924	(2)	10.6%

Greywolf Capital Management LP (3)	26,454,256		26.6%
Greywolf Event Driven Master Fund.	6,380,948		6.4%
Greywolf Overseas Intermediate Fund	5,434,228		5.5%
Greywolf Strategic Master Fund SPC, Ltd. – MSP9	11,771,916		11.8%
Greywolf Strategic Master Fund SPC, Ltd. – MSP5	2,867,164		2.9%

(1)	Based on the number of Class A Shares outstanding on the Record Date.
(2)	Mr. Johnston is a member and portfolio manager of Steelhead Partners, LLC, which acts as investment manager of Steelhead Navigator Master, L.P. and another client account that together hold 10,499,924 Class A Shares. As such, Mr. Johnston may be deemed to beneficially own the shares owned by these client accounts in that he may be deemed to have the power to direct the voting or disposition of these shares. Otherwise, Mr. Johnston disclaims beneficial ownership of these securities.
(3)	The number of Class A Shares held is based on publicly available information filed with the U.S. Securities and Exchange Commission (the “SEC”) by Greywolf Capital Management LP last filed on August 23, 2017.

A quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled, and representing in the aggregate not less than five percent (5%) of the outstanding shares of the Company carrying voting rights at the meeting, provided that, if there should be only one shareholder of the Company entitled to vote at any meeting of shareholders, the quorum for the transaction of business at the meeting of shareholders shall consist of the one shareholder. Except in connection with the Return of Capital Transaction (as defined herein) and as may otherwise be stated in this Circular, the affirmative vote of a majority of the votes cast with respect to an item or proposal at the Meeting (an ordinary resolution) is required to approve all items presented in this Circular.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered Shareholders at the close of business on the Record Date or the persons they designate as their proxies are permitted to vote at the Meeting. In many cases, however, the Class A Shares owned by a person (a “non-registered holder”) are registered either: (a) in the name of an intermediary (an “Intermediary”) that the non-registered holder deals with in respect of the Class A Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Company has distributed copies of this Circular and the accompanying Notice of Annual General and Special Meeting of Shareholders and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to non-registered holders of Class A Shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive the Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under the heading “Appointment and Revocation of Proxies”; or
(b)	be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically, the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Class A Shares they beneficially own. Should a non-registered Shareholder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered Shareholder), the non-registered Shareholder should strike out the persons named in the form of proxy and insert the non-registered Shareholder’s name, or such other person’s name, in the blank space provided. Non-registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

A non-registered Shareholder may revoke a form of proxy or Voting Instruction Form given to an Intermediary by contacting the Intermediary through which the non-registered Shareholder’s Class A Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy form or Voting Instruction Form, the written notice should be received by the Intermediary well in advance of the Meeting.

Under applicable Canadian securities laws, non-registered shareholders or “beneficial” shareholders are either “objecting beneficial owners” or “OBOs”, who object to the disclosure by Intermediaries of information about their ownership in the Company, or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. The Company is not sending the Meeting Materials (including any request for voting instructions made by an Intermediary) directly to NOBOs and does not intend to pay for proximate intermediaries to send such materials to OBOs. Accordingly, OBOs will not receive the Meeting Materials unless the Intermediary assumes the costs of delivery.

NOTICE TO U.S. SHAREHOLDERS

The Return of Capital Transaction (as defined herein) is being implemented by the Company, which is a Canadian issuer. While the Return of Capital Transaction is subject to the disclosure requirements of the Province of Alberta and the other provinces of Canada, U.S. Shareholders should be aware that these disclosure requirements are different from those of the United States.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be adversely affected by the fact that the Company is continued under the provincial laws of Alberta, Canada, that certain directors and officers are non-residents of the United States, that some of the experts named in this Circular are non-residents of the United States and that some of the assets of the Company and said persons are located outside the United States. It may be difficult to effect service of process on the Company, its officers and directors and the experts named in this Circular. Additionally, it might be difficult for Shareholders to enforce judgments of United States courts based on civil liability provisions of the U.S. federal securities laws or the securities or other laws of any state within the United States in a Canadian court against the Company or any non-U.S. resident directors, officers or the experts named in this Circular or to bring an original action in a Canadian court to enforce liabilities based on the U.S. federal or state securities laws against such persons.

The issuance of Class A Shares pursuant to the Return of Capital Transaction will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and will be made in reliance on Section 3(a)(10) of the U.S. Securities Act.

Section 3(a)(10) of the U.S. Securities Act exempts from registration the offer and sale of a security which is issued in exchange for outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. In connection with the hearing for the Interim Order (as defined herein), the Alberta Court of Queen’s Bench (the “Court”) was informed that the Final Order (as defined herein) will also constitute the basis for an exemption from registration under the U.S. Securities Act for the Class A Shares to be issued pursuant to the Return of Capital Transaction pursuant to Section 3(a)(10) of the U.S. Securities Act. Shareholders are entitled to appear before the Court in connection with their consideration of the Arrangement (as defined herein).

U.S. Shareholders should be aware that the Return of Capital Transaction may have certain tax consequences under United States and Canadian law. See the sections entitled “Item 4 – Return of Capital Transaction – Income Tax Considerations of the Return of Capital Transaction – Certain Canadian Federal Income Tax Considerations” and “Item 4 – Return of Capital Transaction – Income Tax Considerations of the Return of Capital Transaction Certain U.S. Federal Income Tax Considerations” below in this Circular. Shareholders should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

BUSINESS OF THE MEETING

Item 1 – Election of Directors

The articles of the Company provide that the Board of Directors (the “Board”) shall consist of a minimum of three and a maximum of 15 directors, with the actual number of directors to be determined from time to time by the Board. The Company’s Board presently consists of seven members and Shareholders are being asked to elect seven members to the Board.

The Board has held 12 meetings since the beginning of the most recently completed financial year, all of which were attended in person or by phone by all directors.

The by-laws of the Company provide that each director shall be elected to hold office until the next annual meeting of the Company’s Shareholders or until their qualified successors are elected. All of the current directors’ terms expire on the date of the Meeting and it is proposed by management that each of them be re-elected to serve until the next annual meeting of Shareholders, or until their qualified successors are elected, unless they resign or are removed from the Board in accordance with the by-laws of the Company.

The following table and the notes thereto state the name and residence of all of the persons proposed to be nominated by management for election as directors, their principal occupations, the period or periods of service as directors of the Company, the approximate number of Class A Shares beneficially owned, controlled or directed, directly or indirectly, by each of them as at the date hereof and the committees of the Board of which they are a member.

Shareholders can vote for all of the directors, vote for some of them and withhold votes for others, or withhold votes for all of them.

Management recommends that you vote FOR the election of each of the directors below.

Shares
		Director of	Beneficially
Name and Place of		Gold Reserve	Owned or	Member of
Residence	Principal Occupation	Inc. since	Controlled	Committee
James H. Coleman,	Mr. Coleman is the executive	1994	780,588	Executive
Q.C.	chairman of the Company, director of			Committee
Calgary, Alberta,	Gold Reserve Corporation since 1994,
Canada	and a lawyer and a senior partner with			Legal Committee
the law firm of Norton Rose Fulbright
	Canada LLP. He has extensive			Nominating
	international industry and public			Committee
	company experience as a result of his			(Chair)
membership on the Board for over 24
	years and on the boards of directors of			Barbados
	other issuers such as Avion Gold			Committee
Corporation and Endeavour Mining
Corporation. He has also been a
director of Siembra Minera (as defined
herein) since 2016, Great Basin
Energies Inc. since 1996 and MGC
Ventures, Inc. since 1997 as well as
Energold Drilling Corp. since 1994.

Shares
		Director of	Beneficially
Name and Place of		Gold Reserve	Owned or	Member of
Residence	Principal Occupation	Inc. since	Controlled	Committee
Rockne J. Timm	Mr. Timm has been a director of the	1984	1,530,040	Executive
Spokane,	Company for over 30 years and the			Committee
Washington,	chief executive officer of the			(Chair)
USA	Company for 29 years. Prior to his
	involvement with the Company, he			Legal Committee
was the chief financial officer and vice
president of finance of a mining
company with six producing gold
mines. Mr. Timm is also the president
and director of Gold Reserve
Corporation, chief executive officer of
GR Mining (Barbados) Inc. and GR
Procurement (Barbados) Inc. since
2016. Mr. Timm has also been a
director of Siembra Minera since
2016. In addition, Mr. Timm has been
a director of Great Basin Energies, Inc.
since 1981 and MGC Ventures, Inc.
since 1989.
A. Douglas Belanger	Mr. Belanger is a geologist with	1988	1,700,940	Executive
Spokane,	significant industry experience who			Committee
Washington, USA	has been a director of the Company for
	29 years and the president of the			Mining Committee
Company for 13 years. Mr. Belanger
	also served as executive vice president			Financial Markets
	from 1988 through 2004. He is also			Committee
the executive vice president and
	director of Gold Reserve Corporation			Barbados
	since 1988, a director of Siembra			Committee
	Minera, director and president of GR			(Chair)
Mining (Barbados) Inc. and GR
Procurement (Barbados) Inc. since
2016 and GR Mining Group
(Barbados) Inc. since 2018, (the
“Barbados Subsidiaries”). He has been
executive vice president and director
of Great Basin Energies Inc. since
1984 and MGC Ventures, Inc. since
1997. Mr. Belanger has also been a
policy analyst for the Canadian federal
government and a gold mining analyst
for two major Canadian investment
banks. Prior to his involvement with
the Company, he was also an officer of
a mining company with six producing
gold mines.

Shares
		Director of	Beneficially
Name and Place of		Gold Reserve	Owned or	Member of
Residence	Principal Occupation	Inc. since	Controlled	Committee
James P. Geyer	Mr. Geyer, who has a Bachelor of	1997	407,473	Audit Committee
Spokane,	Science in Mining Engineering, has
Washington	been a director of the Company for 20			Compensation
USA	years and has significant operating and			Committee
mine project experience in gold and
	copper operations around the world as			Mining Committee
	well as public company experience as			(Chair)
a result of his roles with the Company,
Wheaton River Minerals Ltd., USMX
Inc., Thompson Creek Metals
Company Inc. (“Thompson Creek”)
(during which time Thompson Creek
constructed and commission the
Mount Milligan Mine) and Stonegate
Agricom Ltd. Prior to the
expropriation of the Brisas Project by
Venezuela, Mr. Geyer was the Senior
Vice President of the company
responsible for the development of the
Brisas Project. Mr. Geyer also led the
analysis on behalf of the Company of
the Brisas Cristinas Project. Mr. Geyer
has considerable knowledge of the
Brisas Cristinas Project and extensive
experience with mining regulations in
Venezuela.

Jean Charles Potvin	Mr. Potvin holds a Hon. BSc. in	1993	316,672	Compensation
Toronto, Ontario,	geology as well as an MBA and has			Committee
Canada	been a director of the Company for			(Chair)
almost 25 years and is also a director of
	Gold Reserve Corporation since 1993,			Audit Committee
	Murchison Minerals Ltd. (formerly			(Chair)
Flemish Gold Corp.) and a director and
	chairman of the audit committee of			Nominating
	Azimut Exploration Ltd. a publicly			Committee
listed mineral exploration company.
	Mr. Potvin has been a key member of			Mining Committee
the Company’s Audit Committee for
	almost 15 years. Mr. Potvin also has			Financial Markets
	nearly 14 years’ experience as a top-			Committee
	ranked mining investment analyst at			(Chair)
Burns Fry Ltd. (now BMO Nesbitt
Burns Inc.). Mr. Potvin was also a
founder and the chief executive officer
of an international mineral exploration
company that was acquired in a
friendly transaction by one of the
largest gold companies in the world.
Mr. Potvin has extensive mineral
development experience in Canada,
Central and South America as well as
Africa.

Shares
		Director of	Beneficially
Name and Place of		Gold Reserve	Owned or		Member of
Residence	Principal Occupation	Inc. since	Controlled		Committee
Robert A. Cohen	Mr. Cohen retired as of October 1,	2017	-		Nominating
Becket.	2016 from his position as a litigation				Committee
Massachusetts	partner in the international law firm
USA	Dechert LLP, and its predecessor firms,				Legal Committee
	in the New York office.				(Chair)
James Michael	Mr. Johnston co-founded Steelhead	2017	10,499,924	(1)	Audit Committee
Johnston	Partners LLC in late 1996 to form and
Seattle, Washington,	manage the Steelhead Navigator Fund.				Compensation
USA	Prior, as senior vice president and				Committee
senior portfolio manager at Loews
Corporation, Michael co-managed over
$5 billion in corporate bonds and also
managed an equity portfolio. He began
his investment career at Prudential
Insurance as a high yield and
investment-grade credit analyst.
Michael was promoted to co-portfolio
manager of an $11 billion fixed
income portfolio in 1991. He
graduated with honors from Texas
Christian University with a degree in
finance and completed his MBA at the
Johnson Graduate School of Business
at Cornell University.

(1)	Mr. Johnston is the managing member of Steelhead Partners, LLC, which acts as investment manager of Steelhead Navigator Master, L.P. and another client account that together hold 10,499,924 Class A Shares. As such, Mr. Johnston may be deemed to beneficially own the shares owned by these client accounts in that he may be deemed to have the power to direct the voting or disposition of these shares. Otherwise, Mr. Johnston disclaims beneficial ownership of these securities.

Other Executive Officers

Robert A. McGuinness, Vice President of Finance, Chief Financial Officer

Mr. McGuinness’ principal occupation with the Company is as vice president of finance since March 1993 and chief financial officer since June 1993. He also serves as vice president of finance for Gold Reserve Corporation since 1993, vice president of finance and director of GR Mining (Barbados) Inc. and GR Procurement (Barbados) Inc. since 2016, vice president of finance and director of GR Mining Group (Barbados) Inc. since 2018, vice president of finance, chief financial officer and treasurer of Great Basin Energies, Inc. and MGC Ventures, Inc. since 1997. Mr. McGuinness resides in Spokane, Washington, USA.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director of the Company is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as disclosed below, no proposed director of the Company or any personal holding company of such person has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Coleman served as a director of Petrowest Corporation (“Petrowest”) until May 18, 2017. On August 15, 2017 the banking syndicate of Petrowest obtained an order from the Alberta Court of Queen’s Bench to place Petrowest into receivership.

Item 2 – Appointment of Independent Auditors

It is proposed that the firm of PricewaterhouseCoopers LLP be appointed by the Shareholders as independent certified public accountants to audit the financial statements of the Company for the year ending December 31, 2019 and that the Board be authorized to fix the auditors’ remuneration. PricewaterhouseCoopers LLP were first appointed auditors of the Company in 1992. Representatives of PricewaterhouseCoopers LLP are not expected to be present at the Meeting.

Management recommends that you vote FOR the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors at a remuneration to be fixed by the Board.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors at a remuneration to be fixed by the Board.

Item 3 – Consolidated Financial Statements

A copy of the consolidated financial statements of the Company for the year ended December 31, 2018 (the “Financial Statements”) and the report of the Company’s independent auditors on the Financial Statements are included in the 2018 Annual Report and will be submitted at the Meeting. Copies of the Financial Statements can also be obtained on www.sec.gov and www.sedar.com. Shareholders are not being asked to vote on the receipt of the Financial Statements.

Item 4 – Return of Capital Transaction

Background to and Reasons for the Return of Capital Transaction

In July 2016, the Company signed a settlement agreement, subsequently amended (the “Settlement Agreement”), whereby the Bolivarian Republic of Venezuela (“Venezuela”) agreed to pay the Company $1.032 billion to satisfy the award (including interest) granted in the Company’s favour by the International Centre for Settlement of Investment Disputes (the “ICSID Award”) and to purchase mining data related to the Company’s Brisas Project (the “Mining Data”). The ICSID Award has been recognized in courts of the United States, the United Kingdom, France and Luxembourg and is not appealable by Venezuela.

To date, the Company has received approximately $254 million under the terms of the Settlement Agreement, of which $240 million is attributable to the sale of the Mining Data. Approximately $778 million remains to be paid by Venezuela. Of the amount due, approximately $413 million was in arrears as of April 15, 2019, and if the Company determines an event of default, interest will accrue commencing July 2016 at LIBOR plus 2% on all unpaid amounts and the Company may recommence enforcement and collection of the ICSID Award.

On March 8, 2019, the Board met to consider whether to distribute a portion of the funds received pursuant to the Settlement Agreement. The Board reviewed the balance sheet of the Company and considered likely expenses to be incurred and possible expenses of enforcement proceedings and development expenses for the Brisas Project to be carried out by the project’s operating company, Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”). After deliberation, the Board determined that the Company would be able to distribute a minimum of $90 million to Shareholders. The Board then considered the best means of effecting such a distribution and considered a number of alternatives. After deliberation, the Board decided that a return of capital transaction (the “Return of Capital Transaction”) would be in the best interests of the Company and its Shareholders, and approved proceeding with it.

In considering whether the Return of Capital Transaction would be in the best interests of the Company and its Shareholders, the Board gave careful consideration to a number of factors, including, without limitation, the following:

• the Return of Capital Transaction facilitates the distribution on a timely and efficient basis of a substantial portion of the remaining proceeds received under the Settlement Agreement to date, after satisfying certain of the Company’s obligations, including with respect to its previously outstanding convertible notes, outstanding contingent value rights and Retention Units and Bonus Plan (each as defined herein). It also fulfils the Company’s obligation to make such distribution under the restructuring agreement entered into with certain of the Company’s Shareholders in connection with the refinancing of outstanding convertible notes;

• the Return of Capital Transaction provides for the most tax efficient treatment for all Shareholders;

• the Return of Capital Transaction permits the distribution of cash on a basis that is generally expected to be tax-free for Canadian income tax purposes and will not require any withholdings to be made for Canadian tax purposes;

• after implementing the Return of Capital Transaction, the Company will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations and will continue to have sufficient financial resources to pursue its foreseeable or planned business and strategic opportunities, including any potential enforcement proceedings necessary to collect the balance of the amounts due under the Settlement Agreement or recommence enforcement of the ICSID Award;

• the Arrangement (as defined below) must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Return of Capital Transaction to all Shareholders; and

• the Return of Capital Transaction is not expected to adversely affect the liquidity of the Class A Shares.

The foregoing summary of the factors considered by the Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its determination to proceed with the Return of Capital Transaction, the Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion.

On March 20, 2019, the Board approved the distribution of an amount between $0.91 and $1.01 per Class A Share, or between $90 million and $100 million in the aggregate, to Shareholders pursuant to the Return of Capital Transaction. In connection therewith, the Board authorized the Executive Committee, consisting of Messrs. Coleman, Belanger and Timm, to make a final determination as to the amounts to be distributed on a per Class A Share basis and in the aggregate.

Following the imposition of sanctions on 43 additional individuals by the Government of Canada on April 15, 2019 pursuant to the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act, the Board determined that it was in the best interests of the Company and the Shareholders to reduce the aggregate amount of capital to be returned to Shareholders pursuant to the Return of Capital Transaction to approximately $75 million, or $0.76 per Class A Share.

As result of the additional sanctions imposed by the Government of Canada, the Company may not be able to effectively manage Siembra Minera, advance the Siembra Minera Project, or to transfer additional funds owing to the Company in connection with the Settlement Agreement from Venezuela through international financial institutions to Canada in the near term. At this time, the Company intends to distribute $75 million pursuant to the Return of Capital Transaction from cash on hand and will continue its efforts to repatriate the funds owed to it pursuant to the Settlement Agreement to the fullest extent possible under applicable law.

The Company expects to apply for a license from the US Treasury Department's Office of Foreign Assets Control to allow the Company to pursue payments under the Settlement Agreement and allow international financial institutions to facilitate such transactions without violating Canadian and US sanctions on Venezuela.

Recommendation of the Board of Directors

The Board has determined that the Arrangement is in the best interests of the Company and unanimously recommends that Shareholders vote to approve the Arrangement.

Terms of the Arrangement

Overview

The Return of Capital Transaction will be effected pursuant to an arrangement transaction (the “Arrangement”) in accordance with a plan of arrangement (attached as Appendix D to this Circular) (the “Plan of Arrangement”) pursuant to section 193 of the ABCA. Subject to obtaining the requisite Shareholder approval, obtaining the Final Order (as defined below) from the Court, obtaining TSXV approval, and filing of articles of arrangement, the Arrangement will become effective on or about June 14, 2019 (the “Effective Date”).

Essentially, the Arrangement consists of a cash distribution of approximately $0.76 per Class A Share (the “Cash Distribution Per Share”), or approximately $75 million in the aggregate (the “Aggregate Cash Distribution Amount”).

The Return of Capital Transaction will be implemented through the following series of steps, which will occur at 12:01 a.m. (Pacific daylight time) (the “Effective Time”) on the Effective Date and will not require any action to be taken by Shareholders:

  Articles of Continuance will be amended to create an unlimited number of Class C common shares (the “Class C Shares”);

• each issued and outstanding Class A Share will be exchanged for (i) the Cash Distribution Per Share, and (ii) one Class C Share, and the Class A Shares so exchanged will be cancelled;

• in connection with the exchange of Class A Shares for the Cash Distribution Per Share and Class C Shares, the Company will deduct from the stated capital of the Class A Shares an amount equal to the aggregate stated capital, immediately before the exchange, of the Class A Shares;

• the Company will add to the stated capital account of the Class C Shares an amount in Canadian dollars equal to the difference between (i) the aggregate paid-up capital (as defined for the purposes of Income Tax Act (Canada) (the “Tax Act”)) (“PUC”) of the Class A Shares immediately before the exchange, and (ii) the Aggregate Cash Distribution Amount as converted into Canadian dollars using the average daily exchange rate as reported by the Bank of Canada on the Effective Date;

• each Class C Share will be exchanged for one new Class A Share, and the Class C Shares so exchanged will be cancelled;

• in connection with the exchange of Class C Shares for Class A Shares, the Company will deduct an amount equal to the aggregate stated capital of the Class C Shares immediately before the exchange from the stated capital of the Class C Shares and the Company will add that amount to the stated capital of the Class A Shares in respect of the Class A Shares that are issued in exchange for the Class C Shares; and

• the Company’s Articles of Continuance will be amended to delete the amendments made to the authorized capital of the Company pursuant to the Plan of Arrangement, such that the articles, as so amended, will read as they read immediately before the Effective Time.

The issuance of the shares pursuant to the Return of Capital Transaction will not be registered under the U.S. Securities Act and will be made in reliance on Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act exempts from registration the offer and sale of a security which is issued in exchange for outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. In connection with the hearing for the Interim Order, the Court was informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the shares to be issued pursuant to the Return of Capital Transaction pursuant to Section 3(a)(10) of the U.S. Securities Act. Shareholders are entitled to appear before the Court in connection with their consideration of the Arrangement. For more information, see the “Court Approval of the Arrangement – Final Order” section of this Circular below.

Treatment of Equity-Based Awards

The Company does not expect that the Return of Capital Transaction will affect the number or value of outstanding equity-based awards, including stock options. Accordingly, equity-based awards outstanding at the Effective Time are expected to be based on the same terms and conditions as were applicable immediately prior to the Effective Time without the need for any adjustments.

Exchange Procedure

On or immediately prior to the Effective Date, the Company will deposit or cause to be deposited with the Depositary the Aggregate Cash Distribution Amount and the Class A Shares that Shareholders are entitled to receive under the Arrangement. The Class A Shares and cash deposited with the Depositary shall be held by the Depositary as agent and nominee for the Shareholders in connection with the distributions to be made pursuant to the Return of Capital Transaction.

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Class A Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary or the Company may reasonably require, the registered holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as soon as practicable following the Effective Time, a new DRS statement (or share certificate), reflecting the new CUSIP for the Class A Shares, representing the Class A Shares such holder is entitled to receive under the Arrangement. Unless indicated in a Shareholder’s Letter of Transmittal, each Shareholder will receive a new DRS statement instead of a new physical share certificate reflecting the share exchange. Until such documents are received by the Depositary and a registered Shareholder receives a new DRS statement (or share certificate) representing its Class A Shares reflecting the new CUSIP for the Class A Shares, share certificates outstanding on the Effective Date will represent the Class A Shares that the registered Shareholder is entitled to hold following the Effective Time. A registered Shareholder will not be able to sell or otherwise transfer its Class A Shares unless it obtains a new DRS statement (or share certificate) representing its Class A Shares following the Arrangement.

Registered Shareholders holding their Class A Shares through DRS are required to submit a duly completed and executed Letter of Transmittal. The Company’s transfer agent, Computershare Trust Company of Canada, will update such Shareholder’s DRS position to reflect the number of Class A Shares such holder is entitled to receive under the Arrangement and such Shareholder will be entitled to receive a new DRS statement.

As soon as practicable after the receipt by the Depositary of a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary or the Company may reasonably require, the Depositary shall deliver to each registered Shareholder a cheque for the portion of the Aggregate Cash Distribution Amount that it is entitled to receive as a result of the return of capital. A registered Shareholder may instead request that this amount be paid by wire payment and must properly complete any documents and take all action that the Depositary may reasonably require in connection with such request. The Depositary has informed us that they will charge a banking fee of approximately C$100 in connection with any wire transfer. Non-registered Shareholders will receive the distribution through their intermediary.

If you are a non-registered Shareholder, the effects of the Arrangement will be recorded in your account by your intermediary. You should contact your intermediary if you have any questions regarding this process.

DRS Statements

DRS is a system that allows registered Shareholders to hold their Class A Shares in “book-entry” form without having physical share certificates issued as evidence of ownership. Instead, Class A Shares will be held in the name of registered Shareholders and registered electronically in the Company’s share register, which will be maintained by the Company’s transfer agent. The first time the Class A Shares are recorded under DRS (upon completion of the exchange) for registered Shareholders who currently hold share certificates, such Shareholders will receive an initial DRS statement acknowledging the number of Class A Shares held in their DRS account. Any time that there is movement of shares into or out of a registered Shareholder’s DRS account, an updated DRS statement will be mailed. Registered Shareholders may request a statement at any time by contacting the Company’s transfer agent. There is no fee to participate in DRS and dividends will not be affected by DRS.

Currency

The Aggregate Cash Distribution Amount will be denominated in U.S. dollars. The Depositary’s currency exchange services will be used to convert the portion of the Aggregate Cash Distribution Amount that each registered Shareholder is entitled to receive based on the address of record of such Shareholder. Each registered Shareholder with an address within the U.S. or any other country outside of Canada will receive payment in U.S. dollars. Each registered Shareholder with an address in Canada will receive payment in Canadian dollars. There is no additional fee payable by registered Shareholders in relation to such conversions of payments.

The exchange rates that will be used to convert payments from U.S. dollars into Canadian dollars will be the rates established by Computershare Trust Company of Canada, in its capacity as the foreign exchange service provider, on the date that the funds are converted, which rates will be based on the prevailing market rates on such date. The risk of any fluctuations in exchange rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the registered Shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions.

Non-registered Shareholders should contact their intermediary in connection with the currency of payment.

Lost, Stolen or Destroyed Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more Class A Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the registered Shareholder claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange therefor, the Class A Shares and/or the cash amount that such registered Shareholder is entitled to receive under the Arrangement. When authorizing the delivery of such Class A Shares and/or cash in exchange for any lost, stolen or destroyed certificate, the registered Shareholder to whom such Class A Shares and/or cash are being delivered shall, as a condition precedent to the delivery thereof, give a bond satisfactory to the Depositary and the Company in such sum as it or the Depositary may direct, or otherwise indemnify the Depositary and the Company in a manner satisfactory to the Depositary and the Company against any claim that may be made against the Depositary or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

Withholding Rights

The Company and the Depositary shall be entitled to deduct and withhold from any payment, dividend, distribution or consideration otherwise payable to any registered Shareholder such amounts as the Company or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the U.S. Internal Revenue Code of 1986, as amended, or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority

Plan Amendments

The Plan of Arrangement may, at any time before or after the meeting, but not later than the Effective Time, be amended, modified and/or supplemented and any such amendment, modification or supplement will be effected in accordance with the terms of the Plan of Arrangement.

Stock Exchange Listings

The Class A Shares are listed on the TSXV under the symbol “GRZ” and the OTCQX under the symbol “GDRZF“. The Class A Shares will continue to trade on the TSXV and the OTCQX when markets open on the Effective Date. Completion of the Return of Capital Transaction is subject to fulfilling all of the requirements of the TSXV.

Required Shareholder Approval

Shareholders are asked to consider and, if considered appropriate, to pass, with or without variation, the resolution attached as Appendix C to this Circular (the “Special Resolution”). The Special Resolution must be passed by not less than two-thirds (more than 66T%) of votes cast by Shareholders, in person or by proxy. The Board recommends that Shareholders vote to approve the Special Resolution for the reasons set out in the “Background to and Reasons for the Return of Capital Transaction” section of this Circular. It is the intention of the directors designated in the enclosed form of proxy to vote the Class A Shares in respect of which they are appointed proxy to approve the Special Resolution unless a Shareholder has specified in its proxy that the Shareholder’s Class A Shares are to be voted against the Special Resolution.

Court Approval of the Arrangement

Interim Order

The Company obtained an interim order in respect of the Arrangement (the “Interim Order”) from the Court on April 16, 2019. The Interim Order provides, among other things, that the Company is authorized to call, hold and conduct the meeting in the manner set forth in the Interim Order, and at the time and place set forth in the Notice, for the Shareholders to consider and, if deemed advisable, pass, the Special Resolution. The Interim Order is attached as Appendix E to this Circular.

Final Order

Pursuant to the ABCA, the Arrangement requires the final approval of the Court (the “Final Order”). If Shareholders approve the Special Resolution at the meeting, the Company expects to make an application for the Final Order at 2:00 p.m. (Calgary time) on June 13, 2019, or as soon thereafter as is reasonably practicable, before the Court at Calgary Courts Centre, 601-5th Street SW, Calgary, Alberta. At the hearing for the Final Order, approval by the Court may be granted if the Court determines that the Arrangement meets the requirements of the Interim Order and the ABCA, that nothing has been done or purported to be done that is not authorized by the ABCA, and that the Arrangement is fair and reasonable. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with those terms and conditions, if any, as the Court deems fit. The Originating Application is attached as Appendix F to this Circular.

In connection with the hearing for the Interim Order, the Court was informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the shares to be issued pursuant to the Return of Capital Transaction pursuant to Section 3(a)(10) of the U.S. Securities Act. Shareholders are entitled to appear before the Court in connection with their consideration of the Arrangement.

Filing of Articles of Arrangement

The Arrangement will take place on the date shown on the certificate of arrangement to be endorsed by the Director appointed under the ABCA. The Company will announce the expected Effective Date after the meeting. In the event that Shareholder approval is not given to the Arrangement, the TSXV does not approve the Arrangement, the Final Order is not granted or the Board otherwise decides to revoke the Special Resolution prior to the Arrangement coming into force, the articles of arrangement will not be filed and the Arrangement will not be effective.

Income Tax Considerations of the Return of Capital Transaction

Certain Canadian Federal Income Tax Considerations

General

In the opinion of Norton Rose Fulbright Canada LLP, the following summary describes, as of the date hereof, certain of the material Canadian federal income tax considerations under the Tax Act of the Return of Capital Transaction generally applicable to Shareholders.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and counsel’s understanding of the current administrative polices and assessing practices of the Canada Revenue Agency (the “CRA”) which have been published in writing prior to the date hereof. The summary assumes that the Tax Proposals will be implemented in the form proposed, although no assurance in this regard can be given. This summary does not otherwise take into account or anticipate any changes in law or administrative policies and practices, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is not applicable to a Shareholder (i) that is a “financial institution” for the purposes of the “mark-to-market” rules, (ii) that is a “specified financial institution”, (iii) that reports its “Canadian tax results” in a currency other than Canadian dollars, (iv) an interest in which is a “tax shelter investment”, or (v) that has entered into a “derivative forward agreement” or a “dividend rental arrangement”, each as defined in the Tax Act, in respect of the Class A Shares. This summary is also not applicable to a Shareholder who has or will acquire Class A Shares pursuant to the exercise of an employee stock option and whose Class A Shares participate in the Return of Capital Transaction. All of the foregoing Shareholders should consult their own tax advisors regarding their particular circumstances.

This summary is not exhaustive of all Canadian federal income tax considerations. Further, this summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors concerning the application and effect of the income and other taxes of any country, province, territory, state or local tax authority, having regard to their particular circumstances.

Canadian Currency

The Aggregate Cash Distribution Amount will be denominated in U.S. dollars. Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of a share must be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Shareholders Resident in Canada

The following portion of the summary is applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada, deals at arm’s length with, and is not affiliated with, the Company, holds its Class A Shares and will hold its Class C Shares as capital property and is not exempt from tax under Part I of the Tax Act (referred to in this part as a “Canadian Resident Shareholder”). Shares will generally be considered to be capital property of a Canadian Resident Shareholder provided that the Canadian Resident Shareholder does not hold the shares in the course of carrying on a business of buying and selling shares and has not acquired the shares in a transaction considered to be an adventure or concern in the nature of trade. Certain Canadian Resident Shareholders that might not otherwise be considered to hold their shares as capital property may, in certain circumstances, be entitled to have the shares and all other “Canadian securities” (as defined in the Tax Act) owned by such Canadian Resident Shareholders in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Canadian Resident Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable having regard to their particular circumstances.

Exchange of Class A Shares for Cash and Class C Shares

On the exchange of Class A Shares for cash and Class C Shares pursuant to the Return of Capital Transaction, a Canadian Resident Shareholder will be deemed to have received a taxable dividend on the Class A Shares so exchanged equal to the amount, if any, by which (i) the sum of the cash received by the Canadian Resident Shareholder on the exchange and the PUC of the Class C Shares received by the Canadian Resident Shareholder on the exchange, exceeds (ii) the PUC of the Class A Shares so exchanged immediately prior to the exchange. The estimated PUC of the Class A Shares at the date of this Circular is $2.482 (C$3.340) per Class A Share. Pursuant to the Return of Capital Transaction, the aggregate PUC of the Class C Shares will be an amount that is not greater than the difference between the aggregate PUC of the Class A Shares to be exchanged and the Aggregate Cash Distribution Amount to be received in respect of the Class A Shares to be exchanged. Accordingly, based on the foregoing, the Company does not anticipate that any deemed dividend will arise on the exchange of Class A Shares for cash and Class C Shares pursuant to the Return of Capital Transaction.

On the exchange of Class A Shares for cash and Class C Shares pursuant to the Return of Capital Transaction, a Canadian Resident Shareholder will be deemed to have acquired Class C Shares at a cost equal to the amount, if any, by which the adjusted cost base to such Canadian Resident Shareholder of its Class A Shares immediately prior to the exchange exceeds the amount of cash received by the Canadian Resident Shareholder for its Class A Shares.

Capital Gains and Losses

On the exchange of Class A Shares for cash and Class C Shares pursuant to the Return of Capital Transaction, a Canadian Resident Shareholder will be deemed to have disposed of its Class A Shares for proceeds of disposition equal to the amount by which (i) the greater of the adjusted cost base of such Class A Shares immediately before the exchange and the amount of the cash received by the Canadian Resident Shareholder on the exchange, exceeds (ii) the amount of any taxable dividend deemed to have been received by the Canadian Resident Shareholder on such Class A Shares as described above. As noted above, the Company does not anticipate that any deemed dividend will arise on the exchange of Class A Shares for cash and Class C Shares pursuant to the Return of Capital Transaction, in which case a Canadian Resident Shareholder will be deemed to have disposed of its Class A Shares for proceeds of disposition equal to the greater of the adjusted cost base of such Class A Shares immediately before the exchange and the amount of the cash received by the Canadian Resident Shareholder on the exchange. A Canadian Resident Shareholder will realize a capital gain (or capital loss) to the extent that the deemed proceeds of disposition of its Class A Shares exceed (or are less than) the adjusted cost base of the Class A Shares immediately before the Effective Time.

Taxation of Capital Gains and Losses

Generally, a Canadian Resident Shareholder will be required to include in computing its income for a taxation year one-half of any capital gain (a “taxable capital gain”) realized by it in that year. Subject to and in accordance with the provisions of the Tax Act, one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year is deducted from taxable capital gains realized by the Canadian Resident Shareholder in that year, and any excess may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years.

The amount of a capital loss realized on the disposition of a Class A Share by a Canadian Resident Shareholder that is a corporation may, to the extent and under the circumstances specified in the Tax Act, be reduced by the amount of dividends received or deemed to be received on the Class A Shares. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Class A Shares, directly or indirectly, through a partnership or trust. Canadian Resident Shareholders who may be affected by these rules are urged to consult with their own tax advisors in this regard.

A Canadian Resident Shareholder who is an individual, including certain trusts, may have all or a portion of any capital loss on the disposition of Class A Shares pursuant to the Return of Capital Transaction denied if the “superficial loss” rules in the Tax Act apply. This may arise where the Canadian Resident Shareholder (or a person affiliated with the Canadian Resident Shareholder for purposes of the Tax Act) acquires additional Class A Shares in the period commencing 30 days prior to, and ending 30 days after, the disposition of the Class A Shares pursuant to the Return of Capital Transaction. Canadian Resident Shareholders are urged to consult their own tax advisors with respect to the “superficial loss” rules.

Similarly, a Canadian Resident Shareholder that is a corporation may have all or a portion of any capital loss on the disposition of the Class A Shares pursuant to the Return of Capital Transaction suspended if it (or a person affiliated with it for purposes of the Tax Act) acquires additional Class A Shares in the period commencing 30 days prior, and ending 30 days after, the disposition of Class A Shares pursuant to the Return of Capital Transaction. A Canadian Resident Shareholder that is a corporation is urged to consult its own tax advisors with respect to the “suspended loss” rules.

A Canadian Resident Shareholder that is a Canadian-controlled private corporation throughout the year (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains (but not dividends, or deemed dividends, that are deductible in computing taxable income).

Alternative Minimum Tax

A capital gain realized, or a dividend received (or deemed to be received) by a Canadian Resident Shareholder who is an individual, including a trust (other than certain specified trusts), as a result of the disposition of Class A Shares pursuant to the Return of Capital Transaction may result in a liability for alternative minimum tax. Such Canadian Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax rules set out in the Tax Act.

Exchange of Class C Shares for Class A Shares

As part of the Return of Capital Transaction, each Class C Share held by a Shareholder will be exchanged for one Class A Share. Canadian Resident Shareholders will be deemed not to have disposed of the Class C Shares on such exchange.

The aggregate adjusted cost base of the Class A Shares acquired by a Canadian Resident Shareholder on such exchange will be equal to the Canadian Resident Shareholder’s aggregate adjusted cost base of its Class C Shares immediately before such exchange.

Dividends on Shares (Post-Arrangement)

Dividends received, or deemed to be received, by a Canadian Resident Shareholder on its Class A Shares after the Return of Capital Transaction will be included in computing the Canadian Resident Shareholder’s income for the purposes of the Tax Act. In the case of a Canadian Resident Shareholder who is an individual (other than certain trusts), such dividends will generally be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to “taxable dividends” received from “taxable Canadian corporations”, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated as “eligible dividends” for these purposes (all within the meaning of the Tax Act).

Dividends received, or deemed to be received, on Class A Shares by a Canadian Resident Shareholder who is an individual (including certain trusts) may result in such Canadian Resident Shareholder being liable for alternative minimum tax under the Tax Act. Canadian Resident Shareholders who are individuals should consult their own tax advisors in this regard.

Dividends received, or deemed to be received, by a Canadian Resident Shareholder that is a corporation on its Class A Shares after the Return of Capital Transaction will be required to be included in computing the corporation’s income, but such dividends will generally be deductible in computing the corporation’s taxable income, subject to certain limitations in the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Canadian Resident Shareholder that is a corporation as proceeds of disposition or a capital gain. Canadian Resident Shareholders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Canadian Resident Shareholder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable to pay a refundable tax on dividends received or deemed to be received on the Class A Shares to the extent such dividends are deductible in computing the Canadian Resident Shareholder’s taxable income.

Dispositions of Shares (Post-Arrangement)

A Canadian Resident Shareholder that disposes of Class A Shares after the Return of Capital Transaction generally will realize a capital gain (or capital loss) to the extent that the proceeds of disposition of its Class A Shares exceed (or are less than) the total of the Canadian Resident Shareholder’s adjusted cost base of the Class A Shares and any reasonable costs of disposition. The tax treatment of capital gains and capital losses is discussed in this portion of the summary under the heading “Taxation of Capital Gains and Losses”.

Non-Canadian Resident Shareholders

The following portion of the summary is applicable to a Shareholder who, for purposes of the Tax Act and at all relevant times: (i) is not resident or deemed to be resident in Canada, (ii) does not use or hold, and is not deemed to use or hold, its Class A Shares in connection with carrying on a business in Canada, (iii) is not an insurer that carries on an insurance business in Canada and elsewhere (referred to in this part as a “Non-Canadian Resident Shareholder”).

Exchange of Shares for Cash and Class C Shares

On the exchange of Class A Shares for cash and Class C Shares pursuant to the Return of Capital Transaction, a Non-Canadian Resident Shareholder will be deemed to have received a taxable dividend on the Class A Shares so exchanged equal to the amount, if any, by which (i) the sum of the cash received by the Non-Canadian Resident Shareholder on the exchange and the PUC of the Class C Shares received by the Non-Canadian Resident Shareholder on the exchange, exceeds (ii) the amount of the PUC of the Class A Shares so exchanged immediately prior to the exchange. The estimated PUC of the Class A Shares at the date of this Circular is $2.482 (C$3.340) per Class A Share. Pursuant to the Return of Capital Transaction, the aggregate PUC of the Class C Shares will be an amount that is not greater than the difference between the aggregate PUC of the Class A Shares to be exchanged and the Aggregate Cash Distribution Amount to be received in respect of the Class A Shares to be exchanged. Accordingly, based on the foregoing, the Company does not anticipate that any deemed dividend will arise on the exchange of Class A Shares for cash and Class C Shares by a Non-Canadian Resident Shareholder pursuant to the Return of Capital Transaction. On that basis, there will not be any Canadian withholding tax on that exchange.

On the exchange of Class A Shares for cash and Class C Shares pursuant to the Return of Capital Transaction, a Non-Canadian Resident Shareholder will be deemed to have acquired Class C Shares at a cost equal to the amount, if any, by which the adjusted cost base to such Non-Canadian Resident Shareholder of its Class A Shares immediately prior to the exchange exceeds the amount of cash received by the Non-Canadian Resident Shareholder for its Class A Shares.

Capital Gains and Losses

On the exchange of Class A Shares for cash and Class C Shares pursuant to the Return of Capital Transaction, a Non-Canadian. Resident Shareholder will be deemed to have disposed of its Class A Shares for proceeds of disposition equal to the amount by which (i) the greater of the adjusted cost base of such Class A Shares immediately before the exchange and the amount of the cash received by the Non-Canadian Resident Shareholder on the exchange, exceeds (ii) the amount of any taxable dividend deemed to have been received by the Non-Canadian Resident Shareholder on such Class A Shares as described above. As noted above, the Company does not anticipate that any deemed dividend will arise on the exchange of Class A Shares for cash and Class C Shares pursuant to the Return of Capital Transaction, in which case a Non-Canadian Resident Shareholder will be deemed to have disposed of its Class A Shares for proceeds of disposition equal to the greater of the adjusted cost base of such Class A Shares immediately before the exchange and the amount of the cash received by the Non-Canadian Resident Shareholder on the exchange. A Non-Canadian Resident Shareholder will realize a capital gain (or capital loss) to the extent that the deemed proceeds of disposition of its Class A Shares exceed (or are less than) the adjusted cost base of the Class A Shares immediately before the Effective Time.

Taxation of Capital Gains and Losses

A Non-Canadian Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Class A Shares pursuant to the Return of Capital Transaction unless the Class A Shares are “taxable Canadian property” of the Non-Canadian Resident Shareholder at the time of such disposition and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty. Generally, provided the Class A Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) at the time of disposition, the Class A Shares will not constitute taxable Canadian property of a Non-Canadian Resident Shareholder, unless, at any time during the 60-month period immediately preceding the disposition, (a) the Non-Canadian Resident Shareholder, persons with whom the Non-Canadian Resident Shareholder did not deal at arm’s length, partnerships in which the Non-Canadian Resident Shareholder or such non-arm’s length persons holds a membership interest directly or indirectly, or the Non-Canadian Resident Shareholder together with all such foregoing persons, owned 25% or more of the issued Class A Shares or any other issued class of the Company’s shares, and (b) more than 50% of the fair market value of the Class A Shares was derived directly or indirectly from any one or combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties (as defined in the Tax Act), (iii) timber resource properties (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii), whether or not that property exists. A Class A Share may also be deemed to be taxable Canadian property of a Non-Canadian Resident Shareholder in certain circumstances specified in the Tax Act.

Even if a Class A Share is taxable Canadian property of a Non-Canadian Resident Shareholder, any gain realized on a disposition of the Class A Share may be exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty. Non-Canadian Resident Shareholders should consult their own tax advisors in this regard.

In the event a Class A Share is taxable Canadian property to a Non-Canadian Resident Shareholder at the time of disposition and the capital gain realized on the disposition of the Class A Share is not exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty, the tax consequences in respect of capital gains described above under “Shareholders Resident in Canada – Taxation of Capital Gains and Losses” will generally apply.

Exchange of Class C Shares for Shares

As part of the Return of Capital Transaction, each Class C Share held by a Shareholder will be exchanged for one Class A Share. Non-Canadian Resident Shareholders will be deemed not to have disposed of the Class C Shares on such exchange.

The aggregate adjusted cost base of the Class A Shares acquired by a Non-Canadian Resident Shareholder on such exchange will be equal to the Non-Canadian Resident Shareholder’s aggregate adjusted cost base of its Class C Shares immediately before such exchange.

Dividends on Shares (Post-Arrangement)

Dividends on Class A Shares that are paid or credited, or that are deemed to be paid or credited, to a Non-Canadian Resident Shareholder after the Return of Capital Transaction will be subject to Canadian withholding tax at the rate of 25% of the gross amount of such dividends. This rate may be reduced under the provisions of an applicable tax treaty. For example, under the Convention Between Canada and the United States of America With Respect to Taxes on Income and on Capital (the “U.S. Treaty”), a Non-Canadian Resident Shareholder that is a resident of the U.S. for the purposes of the U.S. Treaty, is the beneficial owner of the dividends, and entitled to full benefits of the U.S. Treaty will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends.

Dispositions of Shares (Post-Arrangement)

A Non-Canadian Resident Shareholder will generally not be subject to tax under the Tax Act on any gain realized on a disposition of Class A Shares after the Return of Capital Transaction, unless the Class A Shares are taxable Canadian property of the Non-Canadian Resident Shareholder at the time of disposition and the Non-Canadian Resident Shareholder is not entitled to relief under an applicable tax treaty. For additional details, see the discussion in this portion of the summary under the heading “Non-Canadian Resident Shareholders – Taxation of Capital Gains and Losses”.

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences of the Return of Capital Transaction to Shareholders. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, and administrative and judicial interpretations, all as of the date hereof, and all of which are subject to change (possibly on a retroactive basis). This summary does not discuss all the tax consequences that may be relevant to a particular Shareholder in light of the Shareholder’s particular circumstances. Different rules that are not discussed below may apply to some Shareholders subject to special tax rules, such as partnerships (or entities classified as partnerships for U.S. federal income tax purposes), insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers or traders in securities or currencies, persons that hold Class A Shares as a position in a “straddle” or as part of a “hedge”, “conversion transaction” or other integrated investment, persons who received Class A Shares as compensation, persons who own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of all outstanding Class A Shares of the Company, U.S. Holders (as defined below) whose functional currency is other than the United States dollar, Non-U.S. Holders (as defined below) who hold Class A Shares in connection with a trade or business conducted in the United States, or Non-U.S. Holders who are individuals present in the United States for 183 days or more in the taxable year of the Return of Capital Transaction. This summary does not address any state, local, or non-U.S. tax or alternative minimum tax considerations that may be relevant to a Shareholder’s participation in the Return of Capital Transaction. In addition, except as specifically set forth below, this summary does not discuss all applicable tax reporting requirements (for example, this summary does not discuss the tax reporting requirements, if any, with respect to the share exchanges). This summary assumes Class A Shares are held as capital assets within the meaning of Section 1221 of the Code. This summary further assumes that all payments made to U.S. Holders who participate in the Return of Capital Transaction will be made in U.S. dollars.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders and Non-U.S. Holders, as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE RETURN OF CAPITAL TRANSACTION, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

A U.S. Holder is a beneficial owner of Class A Shares who is:

• a citizen or individual resident of the United States;

• a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

• an estate the income of which is subject to U.S. federal income tax regardless of its source; or

• a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) otherwise has validly elected to be treated as a U.S. domestic trust for U.S. federal income tax purposes.

A Non-U.S. Holder is a beneficial owner of Class A Shares who is not a U.S. Holder.

The U.S. federal income tax treatment of a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds Class A Shares will depend on the status of the partner and the activities of the partnership. This summary does not address the tax consequences to any such partnership, entity or arrangement or any owner thereof. Prospective participants in the Return of Capital Transaction that are partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) are urged to consult their own tax advisors concerning the U.S. federal income tax consequences to them of the Return of Capital Transaction.

     U.S. Federal Income Tax Consequences of the Return of Capital Transaction to U.S. Holders

 U.S. Holders will not recognize gain or loss on the back-to-back exchanges of Class A Shares for Class C Shares and Class C Shares for Class A Shares as part of the Return of Capital Transaction.

The receipt of cash as part of the Return of Capital Transaction will be treated as a distribution with respect to a U.S. Holder’s shares in the Company. Subject to the potential application of the passive foreign investment company (“PFIC”) rules discussed below, this distribution will be treated as a dividend to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. For these purposes, the Company’s current earnings and profits cannot be determined until the end of the taxable year ending December 31, 2019. Any portion of the distribution that is treated as a dividend will be includible in a U.S. Holder’s gross income without reduction for the tax basis that the holder has in its shares of the Company. The Company intends to calculate its earnings and profits under U.S. federal income tax principles for purposes of determining what portion of the distribution, if any, will be treated as a dividend for U.S. federal income tax purposes. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Class A Shares are considered to be readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. No ruling from the IRS concerning the status of the Company as a PFIC with respect to any taxable year has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Company’s PFIC status for the current year cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by the Company (or by one of the Company’s subsidiaries). Each U.S. Holder should consult its own tax advisor regarding the Company’s status as a PFIC and the PFIC status of each non-U.S. subsidiary of the Company. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules. To the extent the distribution exceeds the Company’s current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent of such U.S. Holder’s tax basis in such shares, determined on a share-by-share basis, and then as capital gain from the sale or exchange of such shares, also determined on a share-by-share basis.

Passive Foreign Investment Company Rules

As a result of certain rules applicable to PFICs, the U.S. federal income tax consequences of the Return of Capital Transaction could differ materially and adversely from those described above for certain U.S. Holders. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF election or Mark-to-Market election) and how the PFIC rules may affect the U.S. federal income tax consequences of the Return of Capital Transaction.

U.S. Holders that Have Made a “QEF Election”

The U.S. federal income tax consequences of the distribution to U.S. Holders that have made a timely and effective “qualified electing fund election” or “QEF election” will vary depending on whether the Company is a PFIC for the taxable year ending December 31, 2019. If the Company is not a PFIC for the taxable year ending December 31, 2019, then a U.S. Holder that has made a timely and effective QEF election is entitled to receive a tax-free distribution from the Company to the extent that such distribution represents earnings and profits, if any, that were previously included in income by the U.S. Holder because of such QEF election. To the extent the distribution exceeds a U.S. Holder’s prior inclusions, or if the U.S. Holder was not required to include income in prior years as a result of a QEF election, the normal U.S. federal income tax rules with respect to distributions described above will apply. If the Company is a PFIC for the taxable year ending December 31, 2019, then a U.S. Holder is required to include as ordinary income the U.S. Holder’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules) for the taxable year. The distribution pursuant to the Return of Capital Transaction would be tax-free to the extent of such current year inclusion and any prior year inclusions as a result of the QEF election. A U.S. Holder is required to adjust its tax basis in the Class A Shares to reflect the amount included in income or allowed as a tax-free distribution because of a QEF election. After taking into account any adjustments to a U.S. Holder’s tax basis in the Class A Shares, the amount of the distribution that exceeds any amounts previously included in income as a result of the QEF election is subject to U.S. federal income tax according to the normal rules with respect to distributions described above.

Because the determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and depends on the assets and income of such corporation over the course of each such tax year, the Company cannot, as of the time of this document, predict with certainty whether it will be a PFIC for the taxable year ending December 31, 2019. If the Company determines that it is a PFIC for the taxable year ending December 31, 2019, the Company plans to prepare and make the statement available to U.S. taxpayers and permit access to the information necessary for a U.S. Holder to comply with the annual reporting requirements associated with the QEF election.

U.S. Holders that Have Made a “Mark-to-Market Election”

U.S. Holders that have made a timely and effective Mark-to-Market election are subject to U.S. federal income tax on the distribution made pursuant to the Return of Capital Transaction according to the normal rules with respect to distributions described above regardless of whether the Company is in 2019, or has been in a prior year, a PFIC. Additionally, a U.S. Holder who has made a timely and effective Mark-to-Market election is required to include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Class A Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Class A Shares. Conversely, a U.S. Holder that makes a Mark-to-Market election will be allowed a deduction, for each tax year in which the Company is a PFIC, in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Class A Shares, over (b) the fair market value of such Class A Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market election for prior tax years). If the Company is not a PFIC in a given taxable year, the Mark-to-Market inclusion and deduction rules described above will not apply for that taxable year.

U.S. Holders Subject to the Default PFIC Rules

If a U.S. Holder held shares in the Company at any time that the Company was a PFIC and the U.S. Holder has not made a timely and valid QEF election or Mark-to-Market election with respect to the Company, the Company will, subject to certain limited exceptions, be considered a PFIC with respect to that U.S. Holder regardless of whether the Company meets the definition of a PFIC for the taxable year ending December 31, 2019. For these U.S. Holders, the default PFIC rules apply. Under the default PFIC rules, the distribution made pursuant to the Return of Capital Transaction will be considered an “excess distribution” regardless of the Company’s current or accumulated earnings and profits. The excess distribution must be ratably allocated to each day in a U.S. Holder’s holding period for the Class A Shares. The amount of the excess distribution allocated to the tax year of the distribution and to years before the entity became a PFIC, if any, will be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed above). The amounts allocated to any other tax year will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends and capital gains with respect to the Class A Shares. Further, the PFIC rules discussed above, including QEF elections and Mark-to-Market elections, can affect the calculation of net investment income. U.S. Holders that are individuals, estates or such trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Class A Shares

Backup Withholding

Payments made within the United States, if any, or by a U.S. payor or U.S. middleman, with respect to the Class A Shares, generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

     U.S. Federal Income Tax Consequences of the Return of Capital Transaction to Non-U.S. Holders

Non-U.S. Holders generally will not be subject to U.S. federal income taxation as a result of participating in the Return of Capital Transaction. The U.S. federal income tax laws applicable to the Return of Capital Transaction are, however, complex. Non-U.S. Holders are urged to consult their own tax advisors concerning the application of U.S. federal, state, local and non-U.S. income tax laws in their particular circumstances.

Director and Officer Class A Share Ownership

Directors and officers of the Company beneficially own or control an aggregate of 15,235,637 Class A Shares, or 15.33% of all Class A Shares issued and outstanding on a non-diluted basis. See also “Item 1 –Election of Directors”.

Risk Factors Related to the Return of Capital Transaction

The Return of Capital Transaction is Subject to Several Conditions Precedent

The completion of the Return of Capital Transaction is subject to a number of conditions precedent, some of which are outside the control of the Company, including receipt of approval of the Special Resolution by the Shareholders and the approval of the Court and the TSXV. There can be no certainty, nor can the Company provide any assurance, that these conditions precedent will be satisfied or, if satisfied, when they will be satisfied.

Costs Associated with the Return of Capital Transaction

There are certain costs related to the Return of Capital Transaction, such as legal and accounting fees incurred, that must be paid even if the Return of Capital Transaction is not completed.

Completion of the Return of Capital Transaction Remains Subject to Board Discretion

Notwithstanding the Shareholders approving the Arrangement, the Board will retain the discretion not to proceed with the Return of Capital Transaction if it determines that such transaction is no longer in the best interests of the Company.

Depositary

The Company has retained the services of Computershare Trust Company of Canada as the Depositary for the receipt of the Letters of Transmittal and for the delivery and payment of the consideration payable as a result of the Return of Capital Transaction. The Depositary will receive reasonable and customary compensation for its services in connection with the Return of Capital Transaction, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

EXECUTIVE COMPENSATION

The disclosure that follows has been prepared in accordance with the provisions of National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis (“CD&A”) is to provide information about the Company’s executive compensation philosophy, objectives and processes and to discuss compensation decisions relating to certain of the Company’s senior officers, being the five identified named executive officers (the “NEOs”) during the Company’s most recently completed financial year, being the year ended December 31, 2018. The NEOs who are the focus of this CD&A and who appear in the executive compensation tables of this Circular are: James H. Coleman, executive director and chairman; Rockne J. Timm, chief executive officer (the “CEO”); A. Douglas Belanger, president; Robert A. McGuinness, vice president finance and chief financial officer (the “CFO”); and David P. Onzay, corporate controller.

Compensation Committee

The Company’s compensation program was administered during 2018 by the compensation committee of the Board (the “Compensation Committee”). The Compensation Committee is currently composed of the following directors:

 Jean Charles Potvin (Chair)

 James P. Geyer

 James Michael Johnston

 The Compensation Committee met six times during 2018 via conference calls and email exchanges. While serving on the Compensation Committee, all of the members participated actively in all discussions. All of the members of the Compensation Committee have had direct experience in matters of executive compensation that is relevant to their responsibilities as members of such committee by virtue of their respective professions and long-standing involvement with public companies and matters of executive compensation. In addition, each member of the Compensation Committee keeps abreast on a regular basis of trends and developments affecting executive compensation.

The Board has determined that each member of the Compensation Committee satisfied the definition of “independent” director as established under National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) of the Canadian Securities Administrators. The Compensation Committee currently has no written charter.

The function of the Compensation Committee is to evaluate the Company’s performance and the performance of the NEOs. The Compensation Committee approves the cash and equity-based compensation of the NEOs and submits such approvals to the full Board for ratification. The Compensation Committee also reviews the Company’s compensation plans, policies and programs and other specific compensation arrangements to assess whether they meet the Company’s risk profile and to ensure they do not encourage excessive risk taking on the part of the recipient of such compensation. The Board has complete discretion over the amount and composition of each NEO’s compensation. Compensation matters relating to the directors were administered by the full Board. Compensation matters relating to each NEO that is a member of the Board were administered by the Compensation Committee.

The Company currently does not anticipate making any significant changes to its compensation policies and practices in 2019.

Compensation Program Philosophy

The goal of the compensation program is to attract, retain and reward employees and other individuals who contribute to both the immediate and the long-term success of the Company. Contributions are largely measured subjectively, and are rewarded through cash and equity-based compensation.

The following objectives are considered in setting the compensation programs for the NEOs:

• set compensation and incentive levels that reflect competitive market practices for similar experience and similar size companies; and

• encourage stock holdings to align the interests of the NEOs with those of Shareholders.

The Company evaluates the extent to which strategic and business goals are met and measures individual performance, albeit subjectively, and the degree to which teamwork and Company objectives are promoted. The Company strives to achieve a balance between the compensation paid to a particular individual and the compensation paid to other employees and executives having similar responsibilities within the Company. The Company also strives to ensure that each employee understands the components of his or her salary, and the basis upon which it is determined and adjusted.

While the Company encourages NEOs to own Class A Shares of the Company, the Company does not currently have a policy requiring officers or directors of the Company to own Class A Shares.

The Compensation Committee has considered the risk implications of the Company’s compensation policies and practices and has concluded that there is no appreciable risk associated with such policies and practices as such policies and practices do not have the potential of encouraging an executive officer or other applicable individual to take on any undue risk or to otherwise expose the Company to inappropriate or excessive risks. Furthermore, although the Company does not have in place any specific prohibitions preventing a NEO or a director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of stock options or other equity securities of the Company granted in compensation or held directly or indirectly, by the NEO or director, the Company is unaware of the purchase of any such financial instruments by any NEO or director.

During 2018, the Company did not retain a compensation consultant or advisor to assist the Board or Compensation Committee in determining compensation for the Company’s executive officers and directors.

Compensation Elements and Rationale for Pay Mix Decisions

To reward both short and long-term performance in the compensation program and in furtherance of the Company’s compensation objectives noted above, the Company’s executive compensation philosophy includes the following two principles:

Compensation levels should be competitive

A competitive compensation program is vital to the Company’s ability to attract and retain qualified senior executives. The Company regularly assesses peer group data to ensure that the compensation program is competitive.

Incentive compensation should balance short and long-term performance

To reinforce the importance of balancing strong short-term annual results and long-term viability and success, NEOs may receive both short and long-term incentives. Short-term incentives focus on the achievement of certain objectives for the upcoming year, while stock options create a focus on share price appreciation over the long term.

Compensation Benchmarking

The Company in the past established base salaries and other compensation by using an extensive internal survey of base salaries paid to officers of mining companies with similar experience in the mining industry and therefore proved a good basis on which to make the comparison. The companies considered in the most recent internal survey were:

Centerra Gold Inc. Detour Gold Corporation Guyana Goldfields Inc. Lydian International Limited NovaGold Resources Inc. Sandspring Resources Ltd.	Seabridge Gold Inc. Endeavour Mining Corporation Ivanhoe Mines Ltd. Northern Dynasty Minerals Ltd. Pretium Resource Inc.

All of the participants of the internally generated survey are listed on the NYSE MKT, the Toronto Stock Exchange, or the TSX Venture Exchange (the “TSXV”). The Company believes that the survey is a very good representation of average salaries paid to officers with similar levels of experience with comparable mining companies and therefore a good basis on which to make comparisons. The data was obtained from publicly available information.

Components of Executive Compensation

The components of executive compensation are as follows:

Base Salary. The administration of the program requires the Compensation Committee to review annually the base salary of each NEO and to consider various factors, including individual performance, experience, length of time in position, future potential, responsibility, and the executive’s current salary in relation to the executive salary range at other mining companies. These factors are considered subjectively and none are accorded a specific weight.

Bonuses. In addition to base salary, the Compensation Committee from time-to-time recommends to the Board payments of discretionary bonuses to executives and selected employees. Such bonuses are based on the same criteria and determined in a similar fashion as described above.

Equity. The Compensation Committee from time-to-time recommends to the Board grants of stock options to executives and selected employees. These grants are to motivate the executives and selected employees to achieve goals that are consistent with the Company’s business strategies, to create Shareholder value and to attract and retain skilled and talented executives and employees. These factors are considered subjectively and none are accorded a specific weight when granting awards.

KSOP Plan Contribution. The Compensation Committee annually determines the contribution to an employee stock ownership plan with 401(k) provisions maintained by the Company’s subsidiary, Gold Reserve Corporation ( the “KSOP Plan”), for allocation to individual participants. Participation in and contributions to the KSOP Plan by individual employees, including officers, is governed by the terms of the KSOP Plan. See “Incentive Plans – KSOP Plan”.

Chief Executive Officer’s Compensation

It is the responsibility of the Compensation Committee to review and recommend to the Board for ratification the compensation package for the CEO based on the same factors listed above that are used in determining the base salaries for the other NEOs.

The Compensation Committee has not developed specific quantitative or qualitative performance measures or other specific criteria for determining the compensation of the Company’s CEO, primarily because the Company does not yet have a producing mine or other operations from which such quantitative data can be derived.

The determination of the CEO’s compensation in 2018 was based on an internal survey of other companies previously mentioned herein, was subjective, and based on the progress of the proceedings relating to the resolution of the investment dispute with Venezuela, and the pursuit of new corporate opportunities.

Other NEO’s Compensation

In determining the compensation of the other NEOs, the compensation during 2018 was also based on an internal survey of other companies, was subjective, and based on the progress of the proceedings relating to the resolution of the investment dispute with Venezuela, and the pursuit of new corporate opportunities. Generally, the Compensation Committee considers prior compensation and equity grants when considering current compensation.

Change of Control Agreements

The Company maintains change of control agreements with each of the NEOs (the “Change of Control Agreements”) which were implemented by the Board to induce the NEOs to remain with the Company.

See “Termination and Change of Control Benefits” below.

Summary Compensation Table

The following table discloses the compensation paid or granted by the Company to the NEOs for each of the fiscal years ended December 31, 2018, 2017, and 2016.

The amounts related to the option-based awards and the share-based awards do not necessarily represent the value of the Class A Shares when vesting occurs, the value of the stock options when exercised, or value the employee may realize from the sale of the Class A Shares.

			Share-	Option-
			based	based
			Awards	Awards		Non-equity Incentive
						plan compensation			All
							Long-	Pension	Other		Total
						Annual	term	value	Compensation		Compensation
Name and Principal		Salary				incentive	incentive
Position	Year	($)	($)	($)		plans	plans	($)	($)		($)
James H. Coleman (1)	2018	500,000	-	-		n/a	n/a	n/a	641,830	(2)	1,141,830
Executive Chairman and	2017	500,000	-	834,013	(3)	n/a	n/a	n/a	3,268,718	(4)	4,602,731
Director	2016	500,000	-	-		n/a	n/a	n/a	182,000	(5)	682,000

Rockne J. Timm (1)	2018	625,000	-	-		n/a	n/a	n/a	515,358	(2)	1,140,358
Chief Executive Officer	2017	625,000	-	886,138	(3)	n/a	n/a	n/a	4,185,668	(4)	5,696,806
and Director	2016	625,000	-	-		n/a	n/a	n/a	181,950	(6)	806,950

Robert A. McGuinness	2018	241,500	-	-		n/a	n/a	n/a	253,087	(2)	494,587
Vice President Finance	2017	241,500	-	208,503	(7)	n/a	n/a	n/a	841,739	(4)	1,291,742
and CFO	2016	212,625	-	-		n/a	n/a	n/a	27,641	(8)	240,266

A. Douglas Belanger (1)	2018	450,000	-	-		n/a	n/a	n/a	515,358	(2)	965,358
President and Director	2017	450,000	-	625,510	(3)	n/a	n/a	n/a	3,453,174	(4)	4,528,684
	2016	450,000	-	-		n/a	n/a	n/a	109,450	(9)	559,450

David P. Onzay	2018	138,000	-			n/a	n/a	n/a	155,225	(2)	293,225
Corporate Controller	2017	138,000	-	109,464	(7)	n/a	n/a	n/a	542,671	(4)	790,135
	2016	121,500	-			n/a	n/a	n/a	15,795	(8)	137,295

(1) Messrs. Coleman, Timm and Belanger did not receive compensation for their roles as directors.

(2)	Other compensation for 2018 consists of payment under Bonus Plan (see “2012 Bonus Pool Plan” below for more information regarding the Bonus Plan), and the Company’s contribution in the form of cash to each of the NEOs allocated to the KSOP Plan (or similar arrangement in the case of Mr. Coleman) for 2018 as follows:

	Payment under	KSOP and
	Bonus Plan ($)	Other ($)	Total ($)
James H. Coleman	603,330	38,500	641,830
Rockne J. Timm	476,858	38,500	515,358
Robert A. McGuinness	214,587	38,500	253,087
A. Douglas Belanger	476,858	38,500	515,358
David P. Onzay	119,215	36,010	155,225

(3)	On February 16, 2017, the Company granted stock options to the NEOs as follows: Mr. Coleman, 800,000; Mr. Timm, 850,000 and Mr. Belanger, 600,000, with an exercise price of $3.15 per share. The fair market value of these stock options at the date of grant was estimated using the Black-Scholes valuation model, which valuation model the Company has determined to be the most accurate measure of value for option-based awards with the following assumptions: a two year expected term; expected volatility of 59%; risk free interest rate of 1.22% per annum; and a dividend rate of 0%. The weighted average grant date fair value of the stock options granted during 2017 was calculated at approximately $1.04. The stock options vested immediately.
(4)	Other compensation for 2017 consists of the payment for Retention Units (see “Incentive Plans – Retention Units” below for more information regarding the Retention Units), payment under Bonus Plan, bonuses to cover the exercise of stock options and resulting tax payments on the gain associated with the exercise of stock options, and the Company’s contribution in the form of cash to each of the NEOs allocated to the KSOP Plan (or similar arrangement in the case of Mr. Coleman) for 2017 as follows:

			Cash Bonus to
	Payment of	Payment under	Exercise Stock	KSOP and
	Retention Units ($)	Bonus Plan ($)	Options ($)	Other ($)	Total ($)
James H. Coleman	442,000	31,618	2,760,000	35,100	3,268,718
Rockne J. Timm	1,502,000	158,090	2,490,478	35,100	4,185,668
Robert A. McGuinness	589,000	71,140	146,799	35,100	841,739
A. Douglas Belanger	1,502,000	158,090	1,757,984	35,100	3,453,174
David P. Onzay	394,800	39,522	73,249	35,100	542,671

(5)	During 2016 the Board authorized an increase in Mr. Coleman’s annual salary to $500,000 for services as Executive Chairman of the Board of Directors. This amount represents a retroactive payment to June 2015.
(6)	During 2016 the Board authorized an increase in Mr. Timm’s annual salary to $625,000 retroactive to June 2015. The amount shown includes retroactive pay of $147,500 and the Company’s cash contribution to the KSOP Plan for 2016 in the amount of $34,450.
(7)	On February 16, 2017, the Company granted 200,000 stock options to Mr. McGuinness and 105,000 to Mr. Onzay with an exercise price of $3.15 per share. The fair market value of these stock options at the date of grant was estimated using the Black-Scholes valuation model, which valuation model the Company has determined to be the most accurate measure of value for option-based awards with the following assumptions: a two year expected term; expected volatility of 59%; risk free interest rate of 1.22% per annum; and a dividend rate of 0%. The weighted average grant date fair value of the stock options granted during 2017 was calculated at approximately $1.04. The stock options vest as follows: 1/2 upon grant, 1/4 on February 16, 2018, and 1/4 on February 16, 2019.
(8)	Represents the Company’s cash contribution to each of the NEOs allocated to the KSOP Plan for 2016.
(9)	During 2016 the Board authorized an increase in Mr. Belanger’s annual salary to $450,000 retroactive to June 2015. The amount shown includes retroactive pay of $75,000 and the Company’s cash contribution to the KSOP Plan for 2016 in the amount of $34,450.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning all outstanding stock options to acquire Class A Shares granted to the NEOs outstanding as at December 31, 2018. No share-based awards were outstanding as at December 31, 2018.

			Option-based Awards				Share-based Awards
		Number				Number of		Market or
		of				shares or	Market or	payout value
		securities			Value of	units of	payout value of	of share-based
		underlying	Option		unexercised	shares that	share-based	awards not
		unexercised exercise		Option	in-the-money	have not	awards that	paid out or
	Grant	options	price	expiration	options (1)	vested	have not vested	distributed
Name	Date	#	($)	date	($)	#	($)	($)
James H. Coleman	7/25/2014	25,000	4.02	7/25/2024	-	-	-	-
Executive Chairman	6/29/2015	75,000	3.91	6/29/2025	-	-	-	-
and Director
	2/16/2017	400,000	3.15	2/16/2027	-	-	-	-
	Total	500,000			-	-	-	-

Rockne J. Timm	2/16/2017	425,000	3.15	2/16/2027	-	-	-	-
Chief Executive	Total	425,000			-	-	-	-
Officer and Director

Robert A. McGuinness	7/25/2014	75,000	4.02	7/25/2024	-	-	-	-
Vice President Finance	2/16/2017	50,000	3.15	2/16/2027	-	-	-	-
and CFO	2/16/2017	125,000	3.15	2/16/2027	-	-	-	-
	Total	250,000			-	-	-	-

A. Douglas Belanger	2/16/2017	300,000	3.15	2/16/2027	-	-	-	-
President and Director

David P. Onzay	7/25/2014	50,000	4.02	7/25/2024	-	-	-	-
Corporate Controller	2/16/2017	12,500	3.15	2/16/2027	-	-	-	-
	2/16/2017	80,000	3.15	2/16/2027	-	-	-	-
	Total	142,500	-	-	-	-	-	-

(1)	The “Value of unexercised in-the-money options” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such stock options. At December 31, 2018 the closing price of the Class A Shares on the OTCQX was $2.06.

Options Vested During the Year

The following table sets forth information for NEOs regarding the value of stock options vesting during 2018, of which there was none, as the market price was less than the exercise price. There are no share-based awards outstanding, and no non-equity incentive plan compensation was earned during 2018.

		Share-based	Non-equity incentive
	Option-based awards	awards – Value	plan compensation –
	– Value vested during	vested during the	Value earned during
	the year	year	the year
Name	$	$	$
James H. Coleman
Executive Chairman and Director	-	-	-
Rockne J. Timm
Chief Executive Officer and Director	-	-	-
Robert A. McGuinness(1)
Vice President Finance and CFO	-	-	-
A. Douglas Belanger
President and Director	-	-	-
David P. Onzay
Corporate Controller	-	-	-

(1)	On February 16, 2018, 50,000 stock options vested for Mr. McGuinness and 26,667 for Mr. Onzay with an exercise price of $3.15 per share and a market price of $2.67 per share.

Incentive Plans

The 2012 Equity Incentive Plan, as amended and restated (the “2012 Plan”)

The 2012 Plan was adopted by the Board for the employees, officers, directors and consultants of the Company and its subsidiaries and permits the grant of stock options, which are exercisable for Class A Shares.

The maximum number of Class A Shares issuable under stock options granted under the 2012 Plan is 8,750,000 Class A Shares. At the date of this Circular 2,073,435 stock options have been exercised, 4,604,565 stock options are outstanding and 2,072,000 are available for grant.

Securities Authorized for issuance under Equity Compensation Plans

The following table sets forth certain information regarding the 2012 Plan as of December 31, 2018:

	Number of securities to be	Weighted-average exercise	Number of securities
	issued upon exercise of	price of outstanding	remaining available for
	outstanding options,	options, warrants and	future issuance under 2012
Plan Category	warrants and rights	rights	Plan
Equity Incentive Plans
approved by Shareholders	N/A	N/A	N/A

2012 Equity Incentive Plan			2,122,000
not approved by	4,554,565	N/A
Shareholders
Total	4,554,565		2,122,000

The 2012 Plan was established to provide incentives to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Company provides newly issued Class A Shares to satisfy stock option exercises. The grants are made for terms of up to ten years with vesting periods as required by the TSXV and is administered by a committee of the Board, and in certain cases by the Board, established pursuant to the terms of the 2012 Plan.

In accordance with the rules of the TSXV the number of Class A Shares which may be reserved for issuance to any one person may not exceed 5% of the issued Class A Shares in a 12-month period, calculated as at the date the stock options are granted to such person. In addition pursuant to such rules and as set forth in the 2012 Plan, the Company may not grant stock options providing for the issuance of more than 2% of the issued Class A Shares to any one consultant in any 12-month period, calculated as at the date the stock options are granted to such consultant, and the Company may not grant stock options providing for the issuance, in the aggregate, of more than 2% of the issued Class A Shares to all persons retained to conduct investor relations activities in any 12-month period, calculated as at the date the stock options are granted to such persons.

The 2012 Plan also provides for the following:

(a)	stock options granted under the 2012 Plan will have an expiry date not to exceed 10 years from the date of grant;
(b)	any stock options granted that expire or terminate for certain reasons without having been exercised will again be available under the 2012 Plan;

(c)	stock options will vest as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board;
(d)	the minimum exercise price of any stock options issued under the 2012 Plan will be the last previous closing price on the date of grant, subject to the requirements of the TSXV; and
(e)	the Company’s Board is authorized to grant to participants that number of stock options under the 2012 Plan not exceeding 8,750,000 of the issued and outstanding Class A Shares of the Company, less the number of currently outstanding stock options.

Amendments to the 2012 Plan may be made by the Board without Shareholder approval to:

(a)	amend the 2012 Plan to correct typographical, grammatical or clerical errors;
(b)	change the vesting provisions of an option granted under the 2012 Plan, subject to prior written approval of the TSXV, if applicable;
(c)	change the termination provision of an option granted under the 2012 Plan if it does not entail an extension beyond the original expiry date of such option;
(d)	make such amendments to the 2012 Plan as are necessary or desirable to reflect changes to securities laws applicable to the Company;
(e)	make such amendments as may otherwise be permitted by the TSXV, if applicable; and
(f)	amend the 2012 Plan to reduce the benefits that may be granted to new plan participants.

The Board is of the view that the 2012 Plan provides the Company with the flexibility to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry.

KSOP Plan

The Company’s subsidiary, Gold Reserve Corporation, maintains a KSOP Plan for the benefit of eligible employees. The KSOP Plan consists of two components: (1) a salary reduction component and a 401(k) which includes provisions for discretionary contributions by the Company, and (2) an employee share ownership component, or ESOP. Eligible employees are those who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made.

Employee contributions to the 401(k) component of the KSOP Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which is limited in 2019 to $18,500 ($24,500 limit for participants who are 50 or more years of age, or who turn 50 during 2019).

Employer contributions, stated as a percentage of eligible compensation, are determined each year by the Board. The employer contributions are disclosed under “Executive Compensation – Summary Compensation Tables”, under the column “All Other Compensation”. All contributions, once made to the individual’s account under the KSOP Plan, are thereafter self-directed.

Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited (in 2019) to a maximum of $55,000 ($61,000 limit for participants who are 50 or more years of age or who turn 50 during 2019). The annual dollar limit is an aggregate limit which applies to all contributions made under this plan. For KSOP Plan year 2019 the Company has adopted a minimum “Safe Harbor” contribution of 3% of eligible compensation.

Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59 and six months, except in the case of death, disability, termination of employment by the Company or financial hardship. Allocated cash contributions to eligible KSOP Plan participants (8 participants for 2018) for plan years 2018, 2017, and 2016 were $212,025, $234,252, and $163,340, respectively.

Retention Units

The Company has a Director and Employee Retention Plan (the “Retention Plan”) for the primary purposes of: (1) attracting and retaining directors, management and personnel with the training, experiences, and ability to enable them to make a substantial contribution to the success of the business of the Company, (2) to motivate participants by means of growth-related incentives to achieve long range goals, (3) to further the identity of interests of participants with those of the Shareholders through equity-based incentive opportunities and (4) to allow each participant to share in the value of the Company following the grant of retention units (the “Retention Units”).

The Board or a committee thereof may grant Units to directors and certain key employees of the Company or its subsidiaries. The Units fully vest and are payable upon the achievement of pre-established goals or a Change of Control (described below).

In June 2017, as a result of the collection of proceeds related to the sale of the Company’s Mining Data to Venezuela, the Retention Units issued in October 2006 and December 2007 vested and, in the third quarter of 2017, the Company paid $7.7 million to plan participants. No Retention Units were granted to directors, executive officers, or employees in 2018, 2017, or 2016. As of December 31, 2018 no Retention Units remained outstanding.

Termination and Change of Control Benefits

Termination of Employment, Change in Responsibilities and Employment Contracts

At this time, there are no written employment agreements between the Company and the NEOs.

The Company maintains Change of Control Agreements with each of the NEOs, which were implemented by the Board to induce the NEOs to remain with the Company in the event of a Change of Control. The Board believes these individuals are important assets to the Company and their continued employment is important to oversee the current settlement arrangement with Venezuela including the development of Siembra Minera Project. The Board further believes that the loss of their continued services could have a detrimental impact on the successful outcome of the current settlement arrangement with Venezuela and the future of the Siembra Minera Project.

Existing Change of Control Arrangements with Executive Officers

Beginning in 2003, the Company entered into Change of Control Agreements with each of the NEOs (other than Mr. Coleman) and three other employees. On May 26, 2017, the Board approved a Change of Control Agreement with Mr. Coleman. Other than as disclosed herein, no other executive officers, directors or affiliates of the Company have Change of Control Agreements with the Company.

A “Change of Control” means one or more of the following:

(a)	the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Class A Shares;
(b)	a change in the composition of the Board (the “Incumbent Board”) that causes less than a majority of the current directors of the Board to be members of the incoming board; however, that any individual becoming a director subsequent to the effective date of the Change of Control Agreements, whose election, or nomination for election by the Shareholders, was approved by a vote of at least the majority of the directors then comprising the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(c)	reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company;
(d)	liquidation or dissolution of the Company; or
(e)	any other event the Board reasonably determines constitutes a Change of Control.

Pursuant to the Change of Control Agreements, in the event of a Change of Control each participant is entitled to, among other things, continue employment with the Company and, if the participant’s employment is terminated within 12 months following the Change of Control for any reason other than termination by the Company for cause, such participant will be entitled to receive, among other things:

(a)	an amount equal to 24 times his monthly salary (36 times for Mr. Timm, Mr. Belanger and Mr. Coleman), determined as of the date immediately prior to termination or the Change of Control, whichever is greater (the Change of Control time period of 24 months compared to 36 months is based primarily on seniority of position and responsibility and length of service with the Company);
(b)	an amount equal to two years of the Company’s KSOP contributions (based upon the maximum allowable allocation pursuant to applicable law and the participant’s annual salary immediately prior to his termination date or the Change of Control, whichever is greater);
(c)	an amount equal to the aggregate of all bonuses received during the 12 months prior to his termination date, plus any amounts required to be paid in connection with unpaid vacation time;
(d)	a payment equal to two times the monthly premium for maintenance of health, life, accidental death and dismemberment, and long term disability insurance benefits for a period of 36 months;
(e)	cause all equity awards or equity-based awards (including stock options and restricted shares) granted to the participant to become fully vested and unrestricted;
(f)	at the election of the participant, the buy-out of the cash value of any unexercised stock options based upon the amount by which the weighted average trading price of the Class A Shares for the last five days preceding the date the participant makes such election exceeds the exercise price of the stock options; and

As further discussed in the following two paragraphs, the participants are entitled to receive certain “gross-up payments” (that is, an excess parachute gross-up payment and a deferred compensation gross-up payment) if payments that he receives are subject to the excise tax under Code Section 4999 on excess parachute payments or the additional tax and interest factor tax under Code Section 409A on deferred compensation. The intent of these gross-up payments is to put the participant in the same position, after tax, that he would have been in if the payments that the participant received had not been subject to the excise and additional taxes.

The Change of Control Agreements also provide for a gross-up payment if any payment made to or for the benefit of a participant (“Excess Parachute Payment”) would be subject to the excise tax imposed by Code Section 4999, or any interest or penalties are incurred by the participant with respect to such excise tax. The Company will pay to the participant an additional payment (“Excess Parachute Gross-Up Payment”) in an amount such that after payment by the participant of all taxes on the Excess Parachute Gross-Up Payment, the participant retains an amount of the Excess Parachute Gross-Up Payment equal to the excise tax (and any interest or penalties) imposed upon the participants Excess Parachute Payment.

The Change of Control Agreements further provide for a gross-up payment if any payment made to or for the benefit of a participant (“Deferred Compensation Payment”) would be subject to the additional tax or additional interest on any underpayment of tax imposed by Code Section 409A, or any interest or penalties are incurred by the participant with respect to such additional tax or underpayment of tax. The Company will pay to the participant an additional payment (“Deferred Compensation Gross-Up

Payment”) in an amount such that after payment by the participant of all taxes on the Deferred Compensation Gross-Up Payment, the participant retains an amount of the Deferred Compensation Gross-Up Payment equal to the additional tax and additional interest on any underpayment of tax (and any interest or penalties) imposed upon the participant’s Deferred Compensation Payment.

Payments may be delayed six months under Code Section 409A. In the event of such a delay, the delayed payments will be made to a rabbi trust. Upon the completion of the six-month delay period, the payments held in the rabbi trust will be paid to the participant plus interest at the prime rate. The Company will pay all costs associated with the rabbi trust.

Participants would have been entitled to collectively receive an aggregate of approximately $9,126,944 if a Change of Control had occurred on December 31, 2018. This amount assumes all persons with Change of Control Agreements elect the buy-out of their stock options as described above. For purposes of such calculation, the Company assumed the election was made on December 31, 2018, on which date the price of the Class A Shares was $2.06 per share. The aggregate amount due was determined exclusive of any gross-up payments, which could be substantial depending on the tax position of each individual.

The following table represents the estimated payout for employees holding Change of Control Agreements at December 31, 2018. These amounts were determined exclusive of any gross-up payments, which could be substantial depending on the tax position of each individual.

		Payout of
	Compensation (1)	Stock Options (2)	Total
Name	$	$	$
James Coleman	2,213,580	-	2,213,580
Rockne J. Timm	2,644,791	-	2,644,791
Robert A. McGuinness	971,105	-	971,105
A. Douglas Belanger	2,121,049	-	2,121,049
David P. Onzay	776,419	-	776,419
Total NEOs	8,726,944	-	8,726,944

Other participants	400,000	41,289	441,289
Total	9,126,944	41,289	9,168,233

(1)	Represents the estimated payout as of December 31, 2018 of the associated salary, vacation, KSOP contribution, bonus and insurance.
(2)	Represents the payout of in-the-money stock options.

DIRECTOR COMPENSATION

Summary Director Fee Tables

Effective November 1, 2017, the Board approved an increase in the basic annual retainer for non-employee Board members from $36,000 per annum to $60,000 per annum and the following annual retainers for non-employee Committee chairs: the audit committee of the Board (the “Audit Committee”) $8,000; the Compensation Committee $6,000; the nominating committee of the Board (the “Nominating Committee”) $6,000; the mining committee of the Board (the “Mining Committee”) $6,000; Barbados Committee $6,000; the legal committee of the Board (the “Legal Committee”) $6,000; and the financial markets Committee of the Board (the “Financial Markets Committee”) $6,000. All other non-employee Committee members receive an annual retainer of $4,000. Payments are made on a quarterly basis.

			Share-
		Fees	based	Option-based		All Other
Name		Earned (1)	awards	awards	Non-equity	Compensation	Total
					Incentive plan
	Year	$	$	$	compensation	$(2)	$

Jean Charles Potvin	2018	88,000	-	-	-	66,686	154,686

Robert A. Cohen	2018	70,000	-	-	-	-	70,000

James Michael Johnston	2018	68,000	-	-	-	-	68,000

James P. Geyer	2018	74,000	-	-	-	71,529	145,529

(1)	Represents cash fees granted as director during the year including committee fees.
(2)	Other compensation for 2018 consists of payments under the Bonus Plan (please see “2012 Bonus Pool Plan” below for more information regarding the Bonus Plan) and Per Diem Travel, as follows:

	Bonus Plan	Per Diem Travel	Total
Jean Charles Potvin	$47,686	$19,000	$66,686
James P. Geyer	$71,529	-	$71,529

Certain NEOs, being Messrs. Coleman, Timm and Belanger, are also directors of the Company. None of such NEOs receive any additional compensation for acting as a director of the Company.

The following table sets forth information concerning all outstanding stock options to acquire Class A Shares granted to the directors as at December 31, 2018. No Share-based awards were outstanding as at December 31, 2018.

			Option-based Awards				Share-based Awards
								Market or
		Number				Number	Market or	payout
		of			Value of	of shares	payout value	value of
		securities			unexercised or units of		of share-	share-based
		underlying	Option		in-the-	shares that based awards awards not
		unexercised exercise		Option	money	have not	that have not	paid out or
	Grant	options	price	expiration	options (1)	vested	vested	distributed
Name	Date	#	$	Date	$	#	$	$
Jean Charles Potvin	7/25/2014	25,000	4.02	7/25/2024	-	-	-	-
	6/29/2015	35,000	3.91	6/29/2025	-	-	-	-
	2/16/2017	200,000	3.15	2/16/2027	-	-	-	-
Total		260,000			-	-	-	-

Robert A. Cohen	5/1/2017	125,000	2.69	5/1/2027	-	-	-	-
Total		125,000			-	-	-	-

James Michael Johnston	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-

James P. Geyer	7/25/2014	25,000	4.02	7/25/2024	-	-	-	-
	6/29/2015	35,000	3.91	6/29/2025	-	-	-	-
	2/16/2017	125,000	3.15	2/16/2027	-	-	-	-
Total		185,000			-	-	-	-

(1)	The “Value of unexercised in-the-money options” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such stock options. At December 31, 2018 the closing price of the Class A Shares on the OTCQX was $2.06.

Options Vested During the Year

The following table sets forth information for the directors other than the NEOs regarding the value of stock options vesting during 2018 for which there was none as the market price was less than the exercise price. There are no share-based awards outstanding, and no non-equity incentive plan compensation was earned during 2018.

Non-equity
incentive plan
	Option-based awards –	Share-based awards –	compensation –
	Value vested during the	Value vested during the	Value earned
	year	year	during the year
Name	$	$	$
J.C. Potvin (1)	-	-	-
Robert A. Cohen (2) (3)	-	-	-
James Michael Johnston	-	-	-
James P. Geyer (1)	-	-	-

(1)	On February 16, 2018, the following stock options vested: Mr. Potvin 66,667 and Mr. Geyer 41,667, each with an exercise price of $3.15 per share and a market price of $2.67 per share.
(2)	On May 1, 2018, 31,250 stock options vested for Mr. Cohen each with an exercise price of $2.69 per share and a market price of $2.48 per share.
(3)	On November 1, 2018, 31,250 stock options vested for Mr. Cohen each with an exercise price of $2.69 per share and a market price of $2.50 per share.

Directors and Officers Insurance

The Company carries directors’ and officers’ liability insurance which is subject to a total aggregate limit of approximately $34 million. The annual premium for the latest policy period beginning April 2019 was $1,395,000. In addition, the Company elected to exercise its options to obtain additional run off/extended reporting period coverage of $8 million for six years (starting in 2018) at an annual cost of approximately $72,000, from its previous primary coverage provider.

2012 Bonus Pool Plan

The Board approved the 2012 Bonus Pool Plan (“Bonus Plan”) in May 2012 to reward Bonus Plan participants, including NEOs, employees, directors and consultants, for their contributions to, among other things: (i) the development of the Brisas Project to the construction stage and subsequent issuance of the environmental permit to commence construction of the Brisas Project; (ii) the manner in which the Brisas Project development effort was carried out allowing the Company to present a compelling and vigorous defense of its arbitration claim; (iii) the support of the Company’s execution of the arbitration proceedings through the filing of numerous memorandum and exhibits as well as the oral hearings; and (iv) the on-going efforts to assist with positioning the Company to collect, in the most optimum manner, any proceeds or other consideration related to the arbitration claim and/or sale of the Mining Data.

In January 2013 and September 2014, the Compensation Committee selected Bonus Plan participants and fixed their respective percentage of participation in the bonus pool and since September 2014 the Plan was 100% allocated to plan participants. In June 2018, the Board modified the Bonus Plan to increase the percentage participation of certain individuals who in the Board’s opinion were not adequately recognized for their current contribution to efforts associated with the conclusion of the Settlement Agreement and the collection of the amounts contemplated thereunder. The effect of the Board’s modification to the Bonus Plan is more fully described below. The Bonus Plan is administered by a committee, composed of one or more independent members of the Board, appointed from time to time by the Board. Participation in the Bonus Plan fully vests upon the participant’s selection by the committee, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Plan.

Generally the bonus pool is established if and when the Company (i) recovers any settlement, award, or other payment made or other consideration transferred to the Company or any of its affiliates outside of Venezuela, arising out of, in connection with or with respect to the Arbitration Proceedings, including, but not limited to the proceeds received by the Company or its affiliates from a sale, pledge transfer or other disposition, directly or indirectly, of the Company’s rights with respect to the Arbitration Proceedings; (ii) sells, pledges, transfers or disposes, directly or indirectly, of all or any portion of the Mining Data, or (iii) in the event the Company or its Shareholders, directly or indirectly, engage in any (a) merger, plan of arrangement or other business combination transaction involving the Company or any of its subsidiaries, (b) a sale, pledge, transfer or other disposition of 85% or more of the Company’s then outstanding Class A Shares or (c) sale, pledge, transfer or other disposition, directly or indirectly, of all or substantially all of the assets of the Company (“Enterprise Sale”).

The bonus pool is calculated on substantially the same terms as the Contingent Value Rights. In the case of the collection of the Award or disposition of the Mining Data, the bonus pool is comprised of the gross proceeds or the fair value of any consideration related to such transactions less certain deductions and applicable taxes and in the case of an Enterprise Sale the gross value of the transaction will be considered before any applicable taxes and after any Change of Control payments. The bonus pool, as originally structured, was comprised of the applicable gross proceeds or fair value realized less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. The effect of the Board’s June 2018 modification was to increase the after tax percentage allocation for the first $200 million up to a maximum of 1.28% and the percentage allocation thereafter up to a maximum of 6.4%.

Based on the proceeds from the sale of the Mining Data and the receipt of payments associated with the Award, the Company in 2018 distributed to participants including the NEO’s approximately $3.273 million, which is discussed in the compensation section.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN SECURITIES PURCHASE PROGRAMS

As of the date hereof or at any time within thirty days prior to the date hereof, no executive officer, director, employee, or former executive officer, director or employee of the Company is or was indebted in respect of any purchase of securities or otherwise to the Company or to any other entity for which the indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

CORPORATE GOVERNANCE

Corporate Governance Matters

The Board and management of the Company recognize that effective corporate governance practices are fundamental to the long-term success of the Company. Sound corporate governance contributes to Shareholder value through increased confidence. The Board and management are therefore committed to maintaining a high standard of corporate governance and compliance with the applicable provisions of National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”). Additionally, while not currently prescriptive, the Board and management consider and, where appropriate, implement the corporate governance guidelines suggested in National Policy 58-201 –Corporate Governance Guidelines (“NP 58-201”). The guidelines contained in NP 58-201 have been formulated to:

1.	achieve a balance between providing protection to investors and fostering fair and efficient capital markets and confidence in capital markets;
2.	be sensitive to the realities of the greater numbers of small companies and controlled companies in the Canadian corporate landscape;
3.	take into account the impact of corporate governance developments in the U.S. and around the world; and
4.	recognize that corporate governance is evolving.

Independence and Board Matters

The Board believes that Messrs. Potvin, Cohen, Geyer and Johnston are “independent” within the meaning of section 1.4 of Canadian National instrument 52-110 – Audit Committees (“NI 52-110”) and section 1.2 of NI 58-101. The Board believes that the four directors are free from any interest and any business or other relationship that could, or could reasonably be perceived, to materially interfere with their ability to act independently from management or to act as a director with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

Currently, the positions of Chairman of the Board and CEO are separate. The Board does not have a policy on whether these roles should be separate or combined, but believes that the most effective leadership model for the Company at this time is to have these roles separated. While the current Chairman of the Board is non-independent by virtue of being an executive chairman, he currently remains responsible for providing leadership to the Board. The Board retains flexibility to determine whether these roles should be separate or combined in one individual in the future.

Each of the Audit Committee and the Compensation Committee are comprised of independent directors and such committees also hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Nominating Committee is comprised of a majority of independent directors. While the Board has not adopted a written mandate, the Board has adopted the Gold Reserve Inc. Code of Conduct and Ethics which can be found at www.goldreserveinc.com under Investor Relations – Corporate Governance and is available in print to any Shareholder who requests it from the Company by writing to us at Gold Reserve Inc., 999 W. Riverside Avenue, Suite 401, Spokane, WA 99201, Attn: Investor Relations.

Due to its current size, the Board does not currently provide an orientation and education program for specifically training new recruits to the Board. The Board does not provide a continuing education program for its directors. All directors are given direct access to management, which is encouraged to provide information on the Company and its business and affairs to directors. The Board believes that each of its directors maintain the skills and knowledge necessary to meet their obligations as directors.

Risk Oversight

The various committees of the Board assist the Board in its responsibility for oversight of risk management. In particular, the Audit Committee focuses on major financial risk exposures, the steps management has taken to monitor and control such risks, and, if appropriate, discusses with the independent auditor the guidelines and policies governing the process by which senior management and the relevant departments of the Company assess and manage the Company’s financial risk exposure and operational/strategic risk. The Company believes this arrangement maximizes the risk oversight benefit while providing for an appropriate leadership structure.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee of the Board operates within a written mandate, as approved by the Board, which describes the Audit Committee’s objectives and responsibilities. The full text of the Audit Committee Charter, as amended as of August 2014, is attached as Appendix A to this Circular.

Membership and Role of the Audit Committee

The Audit Committee consists of Jean Charles Potvin (Chairman), James P. Geyer and James Michael Johnston. The Board has determined each member of the Audit Committee to be “independent” and “financially literate” as such terms are defined under Canadian securities laws. Further, each member of the Audit Committee satisfies the definition of “independent” director as established under the SEC rules. In addition, each member of the Audit Committee is financially literate and the Board has determined that Mr. Potvin qualifies as an audit committee “financial expert” as defined by SEC rules. The Board has made these determinations based on the education and experience of each member of the Audit Committee.

Mr. Potvin is Director and Chairman of Murchison Minerals Ltd. (formerly Flemish Gold Corp.) and Director and Chairman of the audit committee of Azimut Exploration Ltd., a publicly listed mineral exploration company. Mr. Potvin holds a Bachelor of Science degree in Geology from Carleton University and an MBA from the University of Ottawa. He spent nearly 14 years as a mining investment analyst for a large Canadian investment brokerage firm (Burns Fry Ltd., now BMO Nesbitt Burns Inc.). Mr. Potvin has been a member of the Audit Committee since August 2003.

Mr. Geyer has a Bachelor of Science in Mining Engineering from the Colorado School of Mines, has 41 years of experience in underground and open pit mining and has held engineering and operations positions with a number of companies including AMAX and ASARCO. Mr. Geyer is a former Director of Thompson Creek Metals Inc., where he was previously a member of the audit committee. Mr. Geyer has been a member of the Audit Committee since March 19, 2015.

Mr. Johnston co-founded Steelhead Partners LLC in late 1996 to form and manage the Steelhead Navigator Fund. Prior to that time, Mr. Johnston co-managed over $5 billion in corporate bonds and also managed an equity portfolio in his role as senior vice president and senior portfolio manager at Loews Corporation. He began his investment career at Prudential Insurance as a high yield and investment-grade credit analyst. Mr. Johnston was promoted to co-portfolio manager of an $11 billion fixed income portfolio in 1991. He graduated with honors from Texas Christian University with a degree in finance and completed his MBA at the Johnson Graduate School of Business at Cornell University.

The Audit Committee met four times during 2018 at which attendance, in person or by phone, averaged 83%. The Audit Committee’s principal functions are to assist the Board in fulfilling its oversight responsibilities, and to specifically review: (i) the integrity of the Company’s financial statements; (ii) the independent auditor’s qualifications and independence; (iii) the performance of the Company’s system of internal audit function and the independent auditor; and (iv) compliance with laws and regulations, including disclosure controls and procedures.

The Audit Committee reviews the Company’s financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements, the reporting process and maintaining an effective system of internal control over financial reporting. The Company’s independent auditors are engaged to audit and express opinions on the conformity of the Company’s financial statements to accounting principles generally accepted in the United States, and the effectiveness of its internal control over financial reporting.

External Auditor Service Fees

Fees paid to the Company’s independent external auditor, PricewaterhouseCoopers LLP, for the fiscal years ended December 31, 2018 and 2017 are detailed in the following table:

Fee Category	Year Ended 2018	Year Ended 2017
Audit Fees(1)	$162,756	$134,745
Audit Related Fees (2)	$41,084	$66,038
Tax Fees (3)	$74,307	$111,340
All Other Fees	-	3,455
Total	$278,147	$315,578

All fees for services performed by the Company’s external auditors during 2018 were pre-approved by the Audit Committee.

(1)	Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company’s annual financial statements.
(2)	Audit-related fees were for the review of the Company’s quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings.
(3)	Tax fees were for services outside of the audit scope and represented consultations for tax compliance and advisory services relating to common forms of domestic and international taxation.

Pre-approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the pre-approval of services performed by the Company’s external auditors, with the objective of maintaining the independence of the external auditors. The Company’s policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to the Company’s subsidiaries. Prior approval of engagements for services other than the annual audit may, as required, be approved by the Chair of the Audit Committee with the provision that such approvals be brought before the full Audit Committee at its next regular meeting. The Company’s policy sets out the details of the permissible non-audit services consistent with the applicable Canadian independence standards for auditors. The CFO presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee’s responsibilities to management of the Company.

EXECUTIVE COMMITTEE

The Executive Committee is currently composed of the following three (3) directors:

 James H. Coleman (Chair)

Rockne J. Timm

A. Douglas Belanger

The responsibility of the Executive Committee is to handle routine day-to-day business issues affecting the Company in between board meetings and to vet more important matters prior to presentation to the full Board for deliberation. The Executive Committee meets in person or by phone on an as needed basis.

NOMINATING COMMITTEE

Nominating Committee Charter

The Nominating Committee of the Board operates within a written mandate, as approved by the Board, which describes the Nominating Committee’s objectives and responsibilities. The full text of the Nominating Committee Charter is available on the Company’s website, www.goldreserveinc.com, under the Investor Relations – Governance section and is available in print to any Shareholder who requests it from the Company by writing to us at Gold Reserve Inc., 999 W. Riverside, Suite 401, Spokane, WA 99201, Attn: Investor Relations.

Membership and Role of the Nominating Committee

The Nominating Committee is currently composed of the following three (3) directors:

James H. Coleman (Chair)
Robert A. Cohen, and
Jean Charles Potvin

Pursuant to the written mandate of the Nominating Committee, as amended, a majority of the members of the Nominating Committee are required to be independent and the Board has determined that a majority of the members satisfy the definition of “independent” director as established under NI 58-101 (i.e. other than James H. Coleman).

The Nominating Committee assists the Board in fulfilling its responsibilities with respect to the composition of the Board, including recommending candidates for election or appointment as director of the Company.

In considering and identifying new candidates for Board nomination, the Board, where relevant, addresses succession and planning issues; identifies the mix of expertise and qualities required for the Board; assesses the attributes new directors should have for the appropriate mix to be maintained; arranges for each candidate to meet with the Board Chair and the CEO; recommends to the Board as a whole proposed nominee(s) and arranges for their introduction to as many Board members as practicable; and encourages diversity in the composition of the Board.

COMPENSATION COMMITTEE

The Compensation Committee is currently composed of the following three (3) directors:

Jean Charles Potvin (Chair)

James P. Geyer

James Michael Johnston

For more information regarding the Compensation Committee, please see “Compensation Discussion and Analysis – Compensation Committee” above.

LEGAL COMMITTEE

The Legal Committee of the Board was created to review and monitor the Company’s legal position in respect of Board matters, matters related to enforcement of the Award, matters related to the Settlement Agreement and ancillary matters, matters related to Siembra Minera and the Barbados Subsidiaries, and all other legal matters arising out of the business of the Company, as well as liaising with legal counsel.

The Legal Committee is currently composed of the following three (3) directors:

Robert A. Cohen (Chair)
James H. Coleman
Rockne J. Timm

MINING COMMITTEE

The Mining Committee of the Board was created to review and monitor all mining activities related to the Barbados Subsidiaries and Siembra Minera and acting as an intermediary between the interactions between the Barbados Subsidiaries and the Board.

The Mining Committee is currently composed of the following three (3) directors:

James P. Geyer (Chair)
Jean Charles Potvin
A. Douglas Belanger

FINANCIAL MARKETS COMMITTEE

The Financial Markets Committee of the Board was created to evaluate the Company’s external financial obligations with respect to debt and/or equity issues and to evaluate and review: the listing status of the Company’s securities; the Company’s public and investment market disclosure; and the Company’s relationships with investment banks and mining analysts as well as the Shareholders.

The Financial Markets Committee is currently composed of the following two (2) directors:

Jean Charles Potvin (Chair)
A. Douglas Belanger

BARBADOS COMMITTEE

The Barbados Committee of the Board was created to review and monitor the activities of the Barbados Subsidiaries and related transactions and activities with Siembra Minera.

The Barbados Committee is currently composed of the following two (2) directors:

A. Douglas Belanger (Chair)
James H. Coleman

ADDITIONAL INFORMATION

Applicable Canadian securities laws require listed corporations to disclose their approach to corporate governance. The Company’s disclosure in this regard is set out in Appendix B to this Circular.

COMMUNICATION WITH BOARD MEMBERS

Any Shareholder or other interested party that desires to communicate with the Board or any of its specific members, including the chairman or the non-management directors as a group, should send their communication to the Secretary, Gold Reserve Inc., 999 W. Riverside Avenue, Suite 401, Spokane, Washington 99201. All such communications will be forwarded to the appropriate members of the Board.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No proposed nominee for election as a director of the Company and no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the Return of Capital Transaction, to the extent such persons are Shareholders. See “Item 4 – Return of Capital Transaction –Director and Officer Class A Share Ownership”.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or any proposed director of the Company, or any of the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has, in either case, materially affected or would materially affect the Company or any of its subsidiaries.

For the purposes of the above, “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Annual General and Special Meeting of Shareholders accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information about the Company may be found on the SEDAR website at www.sedar.com, on the SEC’s website at www.sec.gov and on the Company’s website at www.goldreserveinc.com. Additional financial information is provided in the Company’s comparative annual financial statements and management’s discussion and analysis for its year ended December 31, 2018, as contained in the 2018 Annual Report on Form 40-F filed with the SEC on or before April 30, 2019. A copy of this document and other public documents of the Company are available upon request to:

Gold Reserve Inc.
Attention: Robert A. McGuinness
999 W. Riverside Avenue, Suite 401
Spokane, Washington 99201
Phone: (509) 623-1500
Fax: (509) 623-1634

APPROVAL AND CERTIFICATION

The contents and the sending of this Circular have been approved by the Board.

Dated at Spokane, Washington this 30th day of April 2019.

(signed) “Rockne J. Timm”
Rockne J. Timm
Chief Executive Officer

(signed) “Robert A. McGuinness”
Robert A. McGuinness
Vice President Finance and Chief Financial Officer

APPENDIX A

GOLD RESERVE INC.
(the “Company”)

CHARTER OF THE AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS (the “Board”)

As Amended and Restated August 2014

Purpose

The primary purposes of the Audit Committee (the “Committee”) are to assist the Board in fulfilling its oversight responsibilities and to oversee, on behalf of the Board, the Company’s accounting and financial reporting and internal control processes, financial statements and information, and compliance with regulatory requirements associated with such financial statements and information. More specifically, the purpose of the Committee is to satisfy itself that:

  the Company’s annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend to the Board whether the annual financial statements should be approved;
  the information contained in the Company’s quarterly financial statements, annual report to shareholders and other financial publications, such as management’s discussion and analysis (“MD&A”), is complete and accurate in all material respects and to approve these materials;
  the Company has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements; and
  the internal and external audit functions have been effectively carried out and that any matter that the internal or the independent auditors wish to bring to the attention of the Board has been addressed. The Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.

The Committee’s function is one of oversight only and does not relieve management of its responsibilities for preparing financial statements that accurately and fairly present the Company’s financial results and condition, nor the independent auditors of their responsibilities relating to the audit or review of financial statements.

Organization

The Committee shall consist of at least three directors. The Board shall designate a Committee member as the chairperson of the Committee, or if the Board does not do so, the Committee members shall appoint a Committee member as chairperson by a majority vote of the authorized number of Committee members. The Chair shall be an “audit committee financial expert” as defined by securities laws applicable to the Company.

All Committee members shall be “independent,” as that term is defined under securities laws applicable to the Company. Furthermore, each Committee member shall be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The Board may replace, remove and appoint Committee members at any time and any Committee member who ceases to be a director of the Company shall immediately cease to be a member of the Committee. Committee members shall serve for such terms as may be fixed by the Board, and in any case, at the will of the Board whether or not a specific term is fixed.

Independent Auditors and Their Services

The Committee shall recommend to the Board the nomination, compensation, retention, termination and evaluation, and shall be directly responsible for overseeing the work, of the independent auditors engaged by the Company for the purposes of preparing or issuing an auditor’s report or related work or performing other audit, review or attest services for the Company. The independent auditors shall report directly to the Committee. The Committee’s authority includes the resolution of disagreements between management and the auditors regarding financial reporting.

The Committee shall pre-approve all audit, review, attest and permissible non-audit services to be provided to the Company or its subsidiaries by the independent auditors. The Chair may independently approve normal course services provided by the independent auditor with ratification and approval by the full committee at the next quarterly committee meeting. The Committee shall obtain and review, at least annually, a report by the independent auditors describing:

  the firm’s internal quality-control procedures; and
  any material issue raised by the most recent internal quality-control review, or peer review, of the auditing firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

In addition, the Committee’s annual review of the independent auditors’ qualifications shall also include the review and evaluation of the lead partner of the independent auditors for the Company’s account, and evaluation of such other matters as the Committee may consider relevant to the engagement of the auditors, including views of company management and internal finance employees, and whether the lead partner or auditing firm itself should be rotated.

Annual Financial Reporting

As often and to the extent the Committee deems necessary or appropriate, but at least annually in connection with the audit of each fiscal year’s financial statements, the Committee shall:

1.	Review and discuss with appropriate members of management the annual audited financial statements, related accounting and auditing principles and practices, and (when required of management under securities laws applicable to the Company and stock exchange requirements which the Company’s common shares are listed, as applicable) management’s assessment of internal control over financial reporting and recommend to the Board whether such annual financial statements should be approved.
2.	Timely request and receive from the independent auditors, the report (along with any required update thereto), to the extent such report is required by securities laws applicable to the Company and stock exchange requirements on which the Company’s common shares are listed, as applicable, prior to the filing of an audit report, concerning:
all critical accounting policies and practices to be used;
all alternative treatments of financial information within generally accepted accounting principles for policies and practices relating to material items that have been discussed with company management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and
other material written communications between the independent auditors and company management, such as any management letter or schedule of unadjusted differences.
3.	Discuss with the independent auditors the matters required to be discussed by AICPA Statement
Auditing Standards No. 61, including such matters as:
the quality and acceptability of the accounting principles applied in the financial statements;
new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;
the selection, application and effects of critical accounting policies and estimates applied by the Company;
issues raised by any “management” or “internal control” letter from the auditors, problems or difficulties encountered in the audit (including any restrictions on the scope of the work or on access to requested information) and management’s response to such problems or difficulties, significant disagreements with management, or other significant aspects of the audit; and
any off-balance sheet transactions, and relationships with any unconsolidated entities or any other persons, which may have a material current or future effect on the financial condition or results of the Company and as may be required to be reported under securities laws applicable to the Company and stock exchange requirements on which the Company’s common shares are listed, as applicable.
4.	Review and discuss with appropriate members of management the Company’s annual MD&A (or equivalent disclosures) and annual profit or loss press releases prior to their public disclosure and recommend to the Board whether such annual MD&A should be approved.
5.	Receive from the independent auditors a formal written statement of all relationships between the auditors and the Company consistent with Independence Standards Board Standard No. 1.
6.	Actively discuss with the independent auditors any disclosed relationships or services that may impact their objectivity and independence, and take any other appropriate action to oversee their independence.

Quarterly Financial Reporting

The Committee shall:

1.	Review and discuss with appropriate members of management the quarterly financial statements the Company, the results of the independent auditors’ review of these financial statements and interim profit and loss press releases prior to their public disclosure.
2.	Review and discuss with Company management and, if appropriate, the independent auditors, significant matters relating to:
the quality and acceptability of the accounting principles applied in the financial statements;
new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;
the selection, application and effects of critical accounting policies and estimates applied by the Company; and
any off-balance sheet transactions and relationships with any unconsolidated entities or any other persons which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under securities laws applicable to the Company or stock exchange requirements on which the Company’s common shares are listed, as applicable.

3.	Review and discuss with appropriate members of management the Company’s interim MD&A (or equivalent disclosures) and interim profit or loss press releases prior to their public disclosure and recommend to the Board whether such interim MD&A should be approved.

Other Functions

The Committee shall review and assess the adequacy of this charter annually, recommend any proposed changes to the full Board and, to the extent required, certify to any applicable securities regulator and stock exchange on which the Company’s common shares are listed, if applicable, that the Committee reviewed and assessed the adequacy of the charter.

The Committee shall discuss with management “financial results” press releases (including the type and presentation of information to be included, paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information), and financial information and guidance or other forward-looking financial information provided to analysts and rating agencies or otherwise publicly disclosed. This may be conducted generally as to types of information and presentations, and need not include advance review of each release or other information or guidance.

The Committee, to the extent it deems necessary or appropriate, shall periodically review with management the Company’s disclosure controls and procedures, internal control over financial reporting and systems and procedures to promote compliance with applicable laws and regulatory requirements, as applicable, and the Committee shall ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to above with respect to annual and quarterly financial statements; and periodically assess the adequacy of such procedures.

The Committee shall periodically:

  inquire of management and the independent auditors about the Company’s major financial risks or exposures;
  discuss the risks and exposures and assess the steps management has taken to monitor and control the risks and exposures; and
  discuss guidelines and policies with respect to risk assessment and risk management.

The Committee shall conduct any activities relating to the Company’s code(s) of conduct and ethics as may be delegated, from time to time, to the Committee by the Board.

The Committee shall establish and maintain procedures for:

• the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and• the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

If the Committee so determines, the confidential, anonymous submission procedures may also include a method for interested parties to communicate directly with non-management directors.

The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company in compliance with the requirements set out in section 2.4 of Canadian National Instrument 52-110.

The Committee shall review and take appropriate action with respect to any reports to the Committee from internal or external legal counsel engaged by the Company concerning any material violation of securities law or breach of fiduciary duty or similar violation by the Company, its subsidiaries or any person acting on their behalf.

The Committee shall, from time to time as necessary, review the effect of regulatory and accounting initiatives on the financial statements of the Company. In addition, the Committee, as it considers appropriate, may consider and review with the full Board, company management, internal or external legal counsel, the independent auditors or any other appropriate person any other topics relating to the purposes of the Committee which may come to the Committee’s attention.

The Committee may perform any other activities consistent with this charter, the Company’s corporate governance documents and securities laws applicable to the Company and stock exchange requirements on which the Company’s common shares are listed as the Committee or the Board considers appropriate.

Meetings, Reports and Resources

The Committee shall meet as often as it determines is necessary, but not less than quarterly. The Committee shall meet separately with management and the independent auditors, as the Committee deems necessary. In addition, the Committee may meet with any other persons, as it deems necessary.

The Committee may establish its own procedures, including the formation and delegation of authority to subcommittees, in a manner not inconsistent with this charter, the Company’s constating documents or applicable corporate and securities laws and stock exchange requirements on which the Company’s common shares are listed, as applicable. The chairperson or a majority of the Committee members may call meetings of the Committee. A majority of the authorized number of Committee members shall constitute a quorum for the transaction of Committee business, and the vote of a majority of the Committee members present at a meeting at which a quorum is present shall be the act of the Committee, unless in either case a greater number is required by this charter, the Company’s constating documents or securities laws applicable to the Company or stock exchange requirements on which the Company’s common shares are listed, as applicable. The Committee shall keep written minutes of its meetings and deliver copies of the minutes to the corporate secretary for inclusion in the Company’s corporate records.

If required by securities laws applicable to the Company or stock exchange requirements on which the Company’s common shares are listed, the Committee shall prepare any audit committee report to be included in the Company’s annual management information circular, and report to the Board on the other matters relating to the Committee or its purposes. The Committee shall also report to the Board annually the overall results of its annual review of the independent auditors’ qualifications, performance and independence. The Committee shall also report to the Board on the major items covered by the Committee at each Committee meeting, and provide additional reports to the Board as the Committee may determine to be appropriate, including review with the full Board of any issues that arise from time to time with respect to the quality or integrity of the Company’s annual and quarterly financial statements and other publicly disclosed financial information, the Company’s compliance with legal or regulatory requirements, the performance and independence of the independent auditors.

The Committee is at all times authorized to have direct, independent and confidential access to the independent auditors and to the Company’s other directors, management and personnel to carry out the Committee’s purposes. The Committee is authorized to conduct or authorize investigations into any matters relating to the purposes, duties or responsibilities of the Committee.

As the Committee deems necessary to carry out its duties, it is authorized to select, engage (including approval of the fees and terms of engagement), oversee, terminate, and obtain advice and assistance from outside legal, accounting, or other advisers or consultants. The Company shall provide for appropriate funding, as determined by the Committee and recommended to the Board, for payment of:

• compensation to the independent auditors for their audit and audit-related, review and attest services;

• compensation to any advisers engaged by the Committee; and

• ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Nothing in this charter is intended to preclude or impair the protection that may be provided under applicable law for good faith reliance by members of the Committee on reports or other information provided by others.

APPENDIX B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This Appendix describes the Company’s corporate governance practices as required by Canadian National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) having regard to Canadian National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) which provides guidance on corporate governance practices. The Company’s Board has reviewed this disclosure of the Company’s corporate governance practices.

Disclosure Requirement under
		Form 58-101F2	Company’s Governance Practices

1	. (i)	Disclose the identity of directors	The Board of Directors (the “Board”) of
		who are independent.	the Company believes that Messrs.
Cohen, Geyer, Potvin and Johnston are
“independent” within the meaning of
section 1.4 of Canadian National
instrument 52-110 – Audit Committees
(“NI 52-110”) and section 1.2 of NI 58-
101, as none of them is, or has been
within the last three years, an executive
officer or employee of the Company or
party to any material contract with the
Company and none of them receive
remuneration from the Company in
excess of directors’ fees and grants of
stock options. The Board believes that
the three directors are free from any
interest and any business or other
relationship that could, or could
reasonably be perceived to, materially
interfere with their ability to act
independently from management or to
act as a director with a view to the best
interests of the Company, other than
interests and relationships arising from
shareholdings.

(ii)

Disclose the identity of directors                                                      Three directors, Messrs. Coleman, Timm, and Belanger, are employees of the Company and therefore not considered independent.

who are not independent, and

describe the basis for that

determination.

2.

If a director is presently a director                                                     Such other directorships have been disclosed in “Business of the Meeting -Item 1 - Election of Directors” section of this Circular.

of any other issuer that is a reporting issuer

(or the equivalent) in a jurisdiction or a

foreign jurisdiction, identify both the director and the

Disclosure Requirement under
		Form 58-101F2	Company’s Governance Practices
other issuer.

3	.	Describe what steps, if any, the	Due to its current size, the Board does
		board takes to orient new board	not currently provide an orientation and
		members, and describe any	education program for specifically
		measures the board takes to provide	training new recruits to the Board.
		continuing education for directors.	The Board does not provide a
continuing education program for its
directors. All directors are given direct
access to management, which is
encouraged to provide information on
the Company and its business and
affairs to directors. The Board believes
that each of its directors maintain the
skills and knowledge necessary to meet
their obligations as directors.

4	.	Describe what steps, if any, the	The Board has adopted the Gold
		board takes to encourage and	Reserve Inc. Code of Conduct and
		promote a culture of ethical business	Ethics (the “Code”), which can be found
		conduct.	at www.goldreserveinc.com and is
available in print to any Shareholder
who requests it.
All Company employees, including
officers, and directors are expected to
use sound judgment to help maintain
appropriate compliance procedures and
to carry out the Company’s business
with honesty and in compliance with
laws and high ethical standards. Each
employee and director is expected to
read the Code and demonstrate personal
commitment to the standards set forth in
the Code.

5	. (i)	Disclose what steps, if any, are	The Nominating Committee assists the
		taken to identify new candidates for	Board in fulfilling its responsibilities
		board nomination, including who	with respect to the composition of the
		identifies new candidates.	Board, including recommending
candidates for election or appointment
as director of the Company.

(ii)		Disclose the process of identifying	In considering and identifying new
		new candidates.	candidates for Board nomination, the
Board, where relevant:

Disclosure Requirement under
Form 58-101F2	Company’s Governance Practices

(a) addresses succession and planning issues;
(b) identifies the mix of expertise and qualities required for the Board;
(c) assesses the attributes new directors should have for the appropriate mix to be maintained;
(d) arranges for each candidate to meet with the Board Chair and the CEO;
(e) recommends to the Board as a whole proposed nominee(s) and arranges for their introduction to as many Board members as possible
(f) encourages diversity in the composition of the board:

6	. (i)	Disclose what steps, if any, are	The Board reviews from time to time the
		taken to determine compensation for	compensation paid to directors and
		the directors and CEO, including	NEOs in order to ensure that they are
		who determines compensation.	being adequately compensated for the
duties performed and the obligations
they assume. The Board as a whole is
responsible for determining the
compensation paid to the directors.

(ii)		Disclose the process of determining	The Board considers evaluations
		compensation.	submitted by the Compensation
Committee evaluating the Company’s
performance and the performance of its
executive officers, and ratifies the cash
and equity-based compensation of such
executive officers approved by the
Compensation Committee.

7	.	If the board has standing	The Executive Committee, which is
		committees other than the audit,	comprised of Messrs. Coleman, Timm
		compensation and nominating	and Belanger, meets in person or by
		committees, identify the committees	phone on a regular basis. Messrs.
		and describe their function.	Coleman, Timm and Belanger are not
considered independent directors within
the definition in NI 52-110.
The Executive Committee facilitates the
Company’s activities from an
administrative perspective, but does not

Disclosure Requirement under
Form 58-101F2	Company’s Governance Practices

supplant the full Board in the consideration of significant issues facing the Company.

The Legal Committee, which is comprised of Messrs. Coleman, Cohen and Potvin, was created to review and monitor the Company’s legal position in respect of Board matters, matters related to enforcement of the Award, matters related to the Settlement Agreement and ancillary matters, matters related to Siembra Minera and the Barbados Subsidiaries, and all other legal matters arising out of the business of the Company, as well as liaising with legal counsel.

The Mining Committee, which is comprised of Messrs. Geyer, Potvin and Belanger, was created to review and monitor all mining activities related to the Barbados Subsidiaries and Siembra Minera and acting as an intermediary between the interactions between the Barbados Subsidiaries and the Board.

The Financial Markets Committee, which is currently comprised of Messrs. Potvin and Belanger, was created to evaluate the Company's external financial obligations with respect to debt and/or equity issues and to evaluate and review: the listing status of the Company's securities; the Company's public and investment market disclosure;andtheCompany’s relationships with investment banks and mining analysts as well as the Shareholders.

The Barbados Committee, which is comprised of Messrs. Belanger and Coleman, was created to review and monitor the activities of the Barbados Subsidiaries and related transactions and activities with Siembra Minera.

Due to its current size, the Board does not currently have a separate committee

8.Disclose what steps, if any, that the board takes to satisfy itself that the

Disclosure Requirement under
Form 58-101F2	Company’s Governance Practices

board, its committees, and its individual directors are performing effectively.

                                                                                                                                                                                                                for assessing the effectiveness of the Board as a whole, the committees of the Board, or the contribution of individual directors. The Board as a whole bears these responsibilities.

                                                                                                                                                                                                                The Board chair meets annually with each director individually to discuss personal contributions and overall Board effectiveness.

APPENDIX C

RETURN OF CAPITAL TRANSACTION SPECIAL RESOLUTION OF SHAREHOLDERS

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)	the arrangement (the “Arrangement”) pursuant to section 193 of the Business Corporations Act (Alberta) (the “Act”), as more particularly described and set forth in the accompanying management information circular (as the Arrangement may be, or have been, modified or amended), is hereby authorized, approved and adopted;
(2)	the plan of arrangement involving Gold Reserve Inc. (the “Company”) and implementing the Arrangement (the “Plan of Arrangement”), the full text of which is set out as Appendix D to the accompanying management information circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby authorized, approved and adopted;
(3)	the Company is hereby authorized and approved to apply for a final order from the Alberta Court of Queen’s Bench (the “Court”) to approve the Arrangement on the terms set forth in the Plan of Arrangement;
(4)	notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of Class A common shares of the Company (the “Shareholders”) or that the Arrangement has been approved by the Court, the board of directors of the Company is hereby authorized and empowered in its sole discretion without further notice to, or the approval of, the Shareholders (a) to amend the Plan of Arrangement, or (b) to not proceed with the Arrangement;
(5)	any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the Act to implement the Arrangement; and
(6)	any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

C-1

APPENDIX D

     PLAN OF ARRANGEMENT UNDER SECTION 193 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, the following terms have the following meanings:

(a)	“Act” means the Business Corporations Act (Alberta), as amended;
(b)	“Aggregate Cash Distribution Amount” means the Cash Distribution Per Share multiplied by the number of Class A Shares issued and outstanding immediately prior to the Effective Time;
(c)	“Arrangement” means the arrangement pursuant to the provisions of Section 193 of the Act on the terms and subject to the conditions set out in this Plan of Arrangement as supplemented, modified or amended;
(d)	“Business Day” means any day, other than a Saturday, a Sunday, a statutory holiday in Calgary, Alberta, Toronto, Ontario, or a United States federal holiday;
(e)	“Cash Distribution Per Share” means approximately $0.76;
(f)	“Class A Shares” means the Class A common shares in the capital of the Company;
(g)	“Class C Shares” has the meaning ascribed thereto in Section 2.2(a);
(h)	“Company” means Gold Reserve Inc.;
(i)	“Court” means the Alberta Court of Queen’s Bench;
(j)	“Depositary” means Computershare Trust Company of Canada at its offices set out in the Letter of Transmittal;
(k)	“DRS” means the direct registration system on the records of the Company’s transfer agent, Computershare Trust Company of Canada;
(l)	“Effective Date” means the date the Arrangement is effective under the Act;
(m)	“Effective Time” means 12:01 a.m. (Pacific daylight time) on the Effective Date, or such other time on the Effective Date as may be determined by the Company;
(n)	“Interim Order” means the interim order of the Court dated April 16, 2019 under Subsection 193(4) of the Act containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(o)	“Letter of Transmittal” means the letter of transmittal for use by Shareholders, in the form accompanying the Circular;
(p)	“Meeting” means the special meeting of Shareholders to be held on June 13, 2019 to consider, among other things, the Arrangement and related matters, and any adjournment thereof;
(q)	“Person” means and includes any individual, sole proprietorship, partnership, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and any governmental authority or any agency or instrumentality thereof;
(r)	“Plan of Arrangement” means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof;
(s)	“PUC” means “paid-up capital” as defined in subsection 89(1) of the Tax Act;
(t)	“Shareholders” means the holders of Class A Shares;
(u)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended;
(v)	“TSXV” means the TSX Venture Exchange.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Article References

Unless reference is specifically made to some other document or instrument, all references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

1.4 Number and Gender

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa; and words importing any gender shall include all genders.

1.5 Date for Any Action

In the event that the date on which any action is required to be taken pursuant to this Plan of Arrangement by the Company is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 Statutory References

References in this Plan of Arrangement to any statute or section thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7 Currency

Unless otherwise indicated, references in this Plan of Arrangement to “$” or “dollars” are in U.S. dollars.

1.8 Schedules

The following schedules to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement.

Schedule “A” Rights, privileges, restrictions and conditions attaching to the Class C Shares

ARTICLE 2
ARRANGEMENT

2.1 Binding Effect

This Plan of Arrangement and the Arrangement will become effective at, and be binding at and after, the Effective Time on the Shareholders and the Company, without any further act or formality on the part of any Person, except as otherwise provided herein.

2.2 Arrangement

Commencing at the Effective Time the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)	the articles of continuance of the Company will be amended to create and authorize the issuance of an unlimited number of Class C common shares in the capital of the Company (the “Class C Shares”), with rights, privileges, restrictions and conditions as set out in Schedule “A” hereto;
(b)	each issued and outstanding Class A Share will be exchanged for (i) the Cash Distribution Per Share, and (ii) a Class C Share, and the Class A Shares so exchanged will be cancelled;
(c)	in connection with the exchange of Class A Shares for the Cash Distribution Per Share and Class C Shares, the Company will deduct from the stated capital of the Class A
Shares an amount equal to the aggregate stated capital, immediately before the exchange, of the Class A Shares;
(d)	the Company will add to the stated capital account of the Class C Shares an amount in Canadian dollars equal to the difference between (i) the aggregate PUC of the Class A
Shares immediately before the exchange, and (ii) the Aggregate Cash Distribution Amount as converted into Canadian dollars using the average daily exchange rate as reported by the Bank of Canada on the Effective Date;
(e)	each Class C Share will be exchanged for one Class A Share, and the Class C Shares so exchanged will be cancelled;
(f)	in connection with the exchange of Class C Shares for Class A Shares, an amount equal to the aggregate stated capital of the Class C Shares immediately before the exchange will be deducted by the Company from the stated capital of the Class C Shares and the

Company will add that amount to the stated capital of the Class A Shares in respect of the Class A Shares that are issued in exchange for the Class C Shares; and
(g)	the articles of continuance of the Company will be amended to delete the amendments made to the authorized capital of the Company pursuant to Section 2.2(a), such that the articles of continuance of the Company as so amended will be the articles of the Company as they read immediately before the Effective Time.

2.3 Post-Effective Time Procedures

On or immediately prior to the Effective Date, the Company shall deposit or cause to be deposited with the Depositary the Aggregate Cash Distribution Amount and the Class A Shares that the Shareholders are entitled to receive pursuant to Section 2.2.

The Class A Shares and cash deposited with the Depositary pursuant to this Section 2.3 shall be held by the Depositary as agent and nominee for the Shareholders for distribution to such Shareholders in accordance with the provisions of Article 3.

ARTICLE 3
DELIVERY OF CONSIDERATION

3.1	Delivery of Class A Shares and Cash
	(a)	As soon as practicable following the Effective Time, the Depositary shall deliver to each registered Shareholder a cheque for the portion of the Aggregate Cash Distribution Amount that it is entitled to receive pursuant to Section 2.2(b), unless such Shareholder requests that such cash be paid by wire payment and properly completes any documents and takes all action that the Depositary may reasonably require in connection with such request.
	(b)	As soon as practicable following the Effective Time, the Depositary shall deliver to each registered Shareholder holding Class A Shares in DRS a new DRS statement, reflecting the new CUSIP number for the Class A Shares, representing the number of Class A
Shares such Shareholder is entitled to receive under this Plan of Arrangement.
	(c)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Class A Shares, together with a duly completed and executed Letter of Transmittal, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered Class A Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as soon as practicable following the Effective Time a new DRS statement (or a new share certificate, if requested by such Shareholder in its Letter of Transmittal), reflecting the new CUSIP for the Class A Shares, representing the number of Class A Shares such holder is entitled to receive under this Plan of Arrangement.
	(d)	After the Effective Time and until surrendered for cancellation as contemplated by Section 3.1(c), each certificate which immediately prior to the Effective Time represented one or more Class A Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 3.1(c).

3.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more Class A Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange therefor the Class A Shares and/or the cash amount that such Person is entitled to receive under Section 3.1(c). When authorizing the delivery of such Class A Shares and/or cash in exchange for any lost, stolen or destroyed certificate, the Person to whom such Class A Shares and/or cash are being delivered shall, as a condition precedent to the delivery thereof, give a bond satisfactory to the Depositary and the Company in such sum as the Depositary or the Company may direct or otherwise indemnify the Depositary and the Company in a manner satisfactory to the Depositary and the Company against any claim that may be made against the Depositary or the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

3.3 Withholding Rights

The Company and the Depositary shall be entitled to deduct and withhold from any payment, dividend, distribution or consideration otherwise payable to any Shareholder such amounts as the Company or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

3.4 Extinction of Rights

On the sixth anniversary of the Effective Date, any Shareholder that has not claimed its portion of the Aggregate Cash Distribution Amount will cease to have any rights thereto. Any such unclaimed portion of the Aggregate Cash Distribution Amount shall be deemed to have been surrendered to the Company and shall be transferred to the Company from the Depositary as soon as practicable following the sixth anniversary of the Effective Date. For greater certainty, any Shareholder that has not deposited its certificate which immediately prior to the Effective Time represented outstanding Class A Shares that were exchanged pursuant to Section 2.2, together with all other instruments required by Section 3.1, on or prior to the sixth anniversary of the Effective Date shall continue to be entitled to the Class A Shares that it is entitled to receive pursuant to Section 2.2, together with all entitlements to dividends, distributions (other than the Cash Distribution Per Share) and interest thereon held for such registered holder.

3.5 Illegality of Delivery of Class A Shares

Notwithstanding the foregoing, if it appears to the Company that it would be contrary to applicable law to issue Class A Shares pursuant to the Arrangement to a Person that is not a resident of Canada, the Class A Shares that otherwise would be issued to that Person will be issued to the Depositary (as agent for that purpose) for sale by the Depositary on behalf of that Person. All Class A Shares so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the Class A Shares sold by it. Each such Person will receive a pro rata share of the cash proceeds from the sale of the Class A Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Class A Shares and any amount withheld in respect of taxes) in lieu of the Class A Shares themselves. The net proceeds will be remitted in the same manner as other payments pursuant to this Article 3. None of the Company or the Depositary will be liable for any loss arising out of any such sales.

ARTICLE 4
AMENDMENTS

4.1	Amendments to Plan of Arrangement
	(a)	The Company reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) filed with the Court and, if made following the Meeting, approved by the Court, and (iii) communicated to Shareholders if and as required by the Court.
	(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
	(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by the Company, and (ii) if required by the Court, it is consented to by the holders of Class A Shares voting in the manner directed by the Court.
	(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by the Company, without shareholder or Court approval, provided that it concerns a matter which, in the reasonable opinion of the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement or includes a change to the sequence of the events of transactions contemplated by Section 2.2 and, in each case, is not adverse to the financial or economic interests of any holder of Class A Shares.

ARTICLE 5
FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order as set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Schedule A

GOLD RESERVE INC.
(the “Company”)

Share Terms for Class C Shares

All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Certificate and Articles of Continuance of the Company dated September 9, 2014.

Class C Shares

The rights, privileges, restrictions and conditions attaching to the Class C Shares are as follows:

1. Ranking of Class C Shares

The Class C Shares shall rank junior to the Preference Shares and shall rank equally with the Class A Shares with respect to the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs.

2. Notice of Meetings and Voting Rights

Except for meetings of holders of a particular class or series of shares other than the Class C Shares required by Applicable Laws to be held as a separate class or series meeting, the holders of the Class C Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and at any such meeting to vote on all matters submitted to a vote on the basis of one vote for each Class C Share held.

3. Dividends

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares and to Applicable Laws, the holders of the Class C Shares shall be entitled to receive and the Company shall pay thereon, if, as and when declared by the Board of Directors out of the assets of the Company properly applicable to the payment of dividends, dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine.

4. Liquidation, Dissolution and Winding Up

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Class C Shares and the Class A Shares shall be entitled to share equally, on a share for share basis, in all remaining property and assets of the Company.

5. Conversion into Class A Shares

Any holder of Class C Shares shall be entitled at any time (subject as hereinafter provided) to have all or any of the Class C Shares held by such holder converted into Class A Shares as the same shall be constituted at the time of the conversion on the basis of one Class C Share for each one Class A Share in respect of which the conversion right is exercised. The right of conversion herein provided for may be

1

exercised by notice in writing given to the Company at its registered office accompanied by the certificate or certificates, or direct registration system statement or statements, as applicable, representing the Class C Shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the books of the Company as the holder of the Class C Shares in respect of which such right is being exercised or by such person’s duly authorized attorney and shall specify the number of Class C Shares which the holder desires to have converted. Upon receipt of such notice the Company shall issue certificates, or direct registration system statements, as applicable, representing Class A Shares upon the basis above prescribed and in accordance with the provisions hereof to the registered holder of the Class C Shares represented by the certificate or certificates, or direct registration system statement or statements, as applicable, accompanying such notice. If less than all the Class C Shares represented by any certificate, or direct registration system statement, as applicable, are to be converted, the holder shall be entitled to receive a new certificate, or direct registration system statement, as applicable, for the Class C Shares representing the Class A Shares comprised in the original certificate, or direct registration system statement, as applicable, which are not to be converted.

2

APPENDIX E

INTERIM ORDER

E-1

Court File Number	1901-05177

Court	COURT OF QUEEN’S BENCH OF ALBERTA

Judicial Centre	Calgary

Matter	IN THE MATTER OF SECTION 193 OF THE
BUSINESS CORPORATIONS ACT, RSA 2000,
c B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED
ARRANGEMENT INVOLVING
GOLD RESERVE INC.
Applicant	Gold Reserve Inc.

Respondent	Not Applicable

Document	INTERIM ORDER

Address for Service	NORTON ROSE FULBRIGHT CANADA LLP
and Contact	Suite 3700, 400-3rd Avenue SW
Information of	Calgary, Alberta T2P 4H2
Party Filing this	Solicitor: Steven Leiti
Document	Telephone: (403) 267-8140
Facsimile: (403) 264-5973
Email: steven.leitl©nortonrosefulbright.com
File Number: 1000287173

DATE ON WHICH ORDER WAS PRONOUNCED: NAME OF JUDGE WHO MADE THIS ORDER: LOCATION OF HEARING:	April 16, 2019 Justice G. A. Campbell Calgary, Alberta

UPON the Originating Application (the “Originating Application”) of Gold Reserve Inc. (the “Applicant”);

AND UPON being advised that it is the intention of the Applicant to rely upon

Section 3(a)(10) of the United States Securities Act of 1933 (the “1933 Act”) as a basis

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for an exemption from the registration requirements of the 1933 Act with respect to securities of the Applicant issued under the proposed Arrangement (as defined below) based on the Court’s approval of the Arrangement;

AND UPON reading the Originating Application, the affidavit of James H.

Coleman, sworn April 10, 2019 (the “Affidavit”) and the documents referred to therein;

AND UPON HEARING counsel for the Applicant;

FOR THE PURPOSES OF THIS ORDER:

(a)	the capitalized terms not defined in this Order (the “Order”) shall have the meanings attributed to them in the draft information circular of the Applicant which is attached as Exhibit “A” to the Affidavit; and
(b)	all references to “Arrangement” used herein mean the arrangement as set forth in the plan of arrangement attached as Appendix D to the information circular of the Applicant (the “Information Circular”).

IT IS HEREBY ORDERED THAT:

General

1.	The Applicant shall seek approval of the Arrangement as described in the Information Circular by the holders (the “Securityholders”) of Class A Common Shares (the “Class A Shares”) in the manner set forth below.

The Meeting

2.	The Applicant shall call and conduct a special meeting (the “Meeting”) of Securityholders on or about June 13, 2019. At the Meeting, the Securityholders will consider and vote upon a resolution to approve the Arrangement substantially in the form attached as Appendix C to the Information Circular (the “Arrangement Resolution”) and such other business as may properly be brought before the Meeting or any adjournment or postponement thereof, all as more particularly described in the Information Circular.

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3. A quorum at the Meeting shall be at least two persons present in person, each being a Securityholder entitled to vote thereat or a duly appointed proxy or representative for an absent Securityholder so entitled, and representing in the aggregate not less than five percent (5%) of the outstanding Class A Shares carrying voting rights at the meeting, provided that, if there should be only one Securityholder entitled to vote at any meeting of Securityholders, the quorum for the transaction of business at the meeting of Securityholders shall consist of the one Securityholder.

4. If within 30 minutes from the time appointed for the Meeting, a quorum is not present, the Meeting shall stand adjourned to a date not less than two (2) and not more than 30 days later, as may be determined by the Chair of the Meeting. No notice of the adjourned meeting shall be required and, if at such adjourned meeting a quorum is not present, the Securityholders present at the adjourned meeting in person or represented by proxy shall constitute a quorum for all purposes.

5.	Each Class A Share entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and any other matters to be considered at the Meeting.
6.	The record date for Securityholders entitled to receive notice of and vote at the Meeting shall be April 24, 2019 (the Record Date”).
7.	The Meeting shall be called, held and conducted in accordance with the applicable provisions of the ABCA, the articles and by-laws of the Applicant in effect at the relevant time, the Information Circular, the rulings and directions of the Chair of the Meeting, this Order and any further Order of this Court. To the extent that there is any inconsistency or discrepancy between this Order and the

ABCA or the articles or by-laws of the Applicant, the terms of this Order shall govern.

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Conduct of the Meeting

8.	The only persons entitled to attend the Meeting shall be Securityholders or their authorized proxy holders, the Applicant’s directors and officers and its auditors, the Applicant’s legal counsel, the Director, and such other persons who may be permitted to attend by the Chair of the Meeting.
9.	The number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by Securityholders present in person or represented by proxy at the Meeting.
10.	To be valid, a proxy must be deposited with the Applicant’s transfer agent,

Computershare Trust Company of Canada, in the manner described in the

Information Circular.

11.	The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.
12.	The Applicant is authorized to adjourn or postpone the Meeting on one or more occasions (whether or not a quorum is present, if applicable) and for such period or periods of time as the Applicant deems advisable, without the necessity of first convening the Meeting or first obtaining any vote of the Securityholders in respect of the adjournment or postponement. Notice of such adjournment or postponement may be given by such method as the Applicant determines is appropriate in the circumstances. If the Meeting is adjourned or postponed in accordance with this Order, the references to the Meeting in this Order shall be deemed to be the Meeting as adjourned or postposed, as the context allows.

Amendments to the Arrangement

13.	The Applicant is authorized to make such amendments, revisions or supplements to the Arrangement as it may determine necessary or desirable, provided that such amendments, revisions or supplements are made in accordance with and in

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the manner contemplated by the Arrangement. The Arrangement so amended,

revised or supplemented shall be deemed to be the Arrangement submitted to the Meeting and the subject of the Arrangement Resolution, without need to return to this Court to amend this Order.

Amendments to Meeting Materials

14.	The Applicant is authorized to make such amendments, revisions or supplements
(“Additional Information”) to the Information Circular, form of proxy (“Proxy”), notice of the Meeting (“Notice of Meeting”), form of letter of transmittal (“Letter of Transmittal”) and notice of Originating Application (“Notice of Originating
Application”) as it may determine, and the Applicant may disclose such
Additional Information, including material changes, by the method and in the time most reasonably practicable in the circumstances as determined by the
Applicant. Without limiting the generality of the foregoing, if any material change or material fact arises between the date of this Order and the date of the
Meeting, which change or fact, if known prior to mailing of the Information
Circular, would have been disclosed in the Information Circular, then:

(a) the Applicant shall advise the Securityholders of the material change or material fact by disseminating a news release (a “News Release”) in accordance with applicable securities laws and the policies of the TSX

Venture Exchange; and
(b) provided that the News Release describes the applicable material change or material fact in reasonable detail, the Applicant shall not be required to deliver an amendment to the Information Circular to the Securityholders or otherwise give notice to the Securityholders of the material change or material fact other than dissemination and filing of the News Release as aforesaid.

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Notice

15. The Information Circular, substantially in the form attached as Exhibit “A” to the

Affidavit, with such amendments thereto as counsel to the Applicant may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), and including the Notice of the Meeting, the Proxy, and this Order, together with any other communications or documents determined by the Applicant to be necessary or advisable, including the Letter of Transmittal (collectively, the “Meeting Materials”), shall be sent to those Securityholders who hold Class A Shares, as of the Record Date, the directors of the Applicant, the auditors of the Applicant, and the Director by one or more of the following methods:

(a) in the case of registered Securityholders, by pre-paid first class or ordinary mail, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of the Applicant as of the Record Date not later than 21 days prior to the Meeting;

(b) in the case of non- registered Securityholders, by providing sufficient copies of the Meeting Materials to intermediaries, in accordance with National Instrument 54 -101— Communication With Beneficial Owners of Securities of a Reporting Issuer; and

(c) in the case of the directors and auditors of the Applicant, by email, pre paid first class or ordinary mail, by courier or by delivery in person, addressed to the individual directors or firm of auditors, as applicable, not later than 21 days prior to the date of the Meeting.

16. Delivery of the Meeting Materials in the manner directed by this Order shall be deemed to be good and sufficient service upon the Securityholders, the directors and auditors of the Applicant of:

(a) the Originating Application;

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(b)	this Order; and
(c)	the Notice of the Meeting.

Final Application

17.	Subject to further order of this Court, and provided that the Securityholders have approved the Arrangement in the manner directed by this Court and the directors of the Applicant have not revoked their approval, the Applicant may proceed with an application for a final Order of the Court approving the Arrangement (the “Final Order”) on June 13, 2019 at 2:00 p.m. (Calgary time) or so soon thereafter as counsel may be heard. Subject to the Final Order and to the issuance of the proof of filing of the articles of arrangement, the Applicant, all Securityholders and all other persons affected will be bound by the Arrangement in accordance with its terms.

18.	Any Securityholder or other interested party (each an ‘Interested Party”)
desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon the Applicant, on or before 2:00
p. m. (Calgary time) on June 7, 2019, a notice of intention to appear (“Notice of Intention to Appear”) including the Interested Party’s address for service (or alternatively, a facsimile number for service by facsimile or an email address for service by electronic mail), indicating whether such Interested Party intends to support or oppose the application or make submissions at the application, together with a summary of the position such Interested Party intends to advocate before the Court, and any evidence or materials which are to be presented to the Court. Service of this notice on the Applicant shall be effected by service upon the solicitors for the Applicant, Norton Rose Fulbright Canada LLP, Suite 3700, 400-3rd Avenue SW, Calgary, Alberta T2P 4H2, Attn: Steven Leiti.

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19. In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the Final Order, and those Interested

Parties serving a Notice of Intention to Appear in accordance with paragraph 18 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

20.	The Applicant is entitled at any time to seek leave to vary this Order upon such terms and the giving of such notice as this Court may direct.

Justice of the Court
of Queen’s Bench of Alberta

APPENDIX F

ORIGINATING APPLICATION

F-1

COURT FILE NUMBER	/qoi oSi77
COURT	COURT OF QUEENS BENCH OF ALBERTA
JUDICIAL CENTRE	CALGARY
APPLICANT APPLICANTS	GOLD RESERVE INC. IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORA TIONS ACT, R.S.A. 2000, C. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED
ARRANGEMENT INVOLVING GOLD
RESERVE INC.

DOCUMENT	ORIGINATING APPLICATION
ADDRESS FOR SERVICE AND	Norton Rose Fuibright Canada LLP
CONTACT INFORMATION OF	400 3rd Avenue SW, Suite 3700
PARTY FILING THIS	Calgary, Alberta T2P 4H2
DOCUMENT	CANADA
	Phone:	+1 403.267.8140
	Fax:	+1 403.264.5973
	Attention:	Steven H. Leitl
	File No.	1000287173
NOTICE TO THE RESPONDENTS

This application is made against you. You are a respondent.

You have the right to state your side of this matter before the Court.

To do so, you must be in Court when the application is heard as shown below:

Date: Time: Where: Before:	April 16, 2019 2:00 p.m. Calgary Courts Centre, 601 - 5th Street SW, Calgary, Alberta The Honourable Justice Campbell

Go to the end of this document to see what you can do and when you must do it.

Basis for this claim:

1.	Gold Reserve Inc. (the Applicant), respectfully requests an interim order (Interim Order) and final order (Final Order) in connection with a proposed arrangement (the Arrangement) pursuant to: (i) Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the ABCA); and (ii) a plan of arrangement (the Plan of Arrangement) attached as Exhibit A to the affidavit of James H. Coleman sworn on April10, 2019 (the Coleman Affidavit).
2.	Capitalized terms used and not otherwise defined herein shall have the meanings given to them in the draft information circular of the Applicant (the Information Circular) attached as Exhibit B to the Coleman Affidavit.

3.	The Plan of Arrangement concerns the following persons:
	(a)	the Applicant; and
	(b)	the holders (each a Shareholder) of Class A common shares (the Class A Shares) of the Applicant.
4.	The Applicant is a corporation continued under the ABCA with its registered office in Calgary,
Alberta.
5.	The Applicant is a reporting issuer” (or its equivalent) in all of the provinces of Canada and the
	Class	A Shares are listed for trading on the TSX Venture Exchange. As of April 10, 2019, there
	were	99,395,048 Class A Shares issued and outstanding.
6.	The Applicant wishes to effect certain fundamental changes in the nature of an arrangement
	contemplated	in section 193(1)(f) of the ABCA.
7.	The Arrangement is described in detail in the Information Circular. The current version of the Plan of Arrangement is attached as Exhibit A to the Coleman Affidavit. Pursuant to the Plan of Arrangement,

(a)	the articles of incorporation of the Applicant will be amended to create and authorize the issuance of an unlimited number of Class C common shares in the capital of the Applicant (the Class C Shares), with rights, privileges, restrictions and conditions as set out in Schedule A” to the Plan of Arrangement;
(b)	each issued and outstanding Class A Share will be exchanged for (i) the Cash Distribution Per Share, and (ii) a Class C Share, and the Class A Shares so exchanged will be cancelled;

(c) in connection with the exchange of Class A Shares for the Cash Distribution Per Share and Class C Shares, the Applicant will deduct from the stated capital of the Class A Shares an amount equal to the aggregate stated capital, immediately before the exchange, of the Class A Shares;

(d)	the Applicant will add to the stated capital account of the Class C Shares an amount in Canadian dollars equal to the difference between (i) the aggregate paid-up capital of the Class A Shares immediately before the exchange, and (ii) the Aggregate Cash

2

Distribution Amount as converted into Canadian dollars using the average daily exchange rate as reported by the Bank of Canada on the Effective Date;
(e)	each Class C Share will be exchanged for one Class A Share, and the Class C Shares so exchanged will be cancelled;
(f)	in connection with the exchange of Class C Shares for Class A Shares, an amount equal to the aggregate stated capital of the Class C Shares immediately before the exchange will be deducted by the Applicant from the stated capital of the Class C Shares and the Applicant will add that amount to the stated capital of the Class A Shares in respect of the Class A Shares that are issued in exchange for the Class C Shares; and

(g)	the articles of incorporation of the Applicant will be amended to delete the amendments made to the authorized capital of the Applicant pursuant to the Plan of Arrangement such that the articles of incorporation of the Applicant as so amended will be the articles of the Applicant as they read immediately before the Effective Time.

8. All statutory requirements under Section 193 and other applicable provisions of the ABCA either have been fulfilled or will be fulfilled by the return date of this Application.

9.	Gold Reserve wishes to accomplish the steps contemplated by the Arrangement in a tax-effective manner, in a way that keeps costs as reasonable as possible, and within a time frame that enables capital to be returned to Shareholders on a timely basis.

10.	The Arrangement contemplates a series of steps that are required to be carried out in a particular sequence and at particular times in order to achieve certain tax consequences, thus making it impracticable to effect the result of the Arrangement under any provisions of the ABCA other than Section 193. This type of arrangement is expressly contemplated in section 193(1)(f) of the ABCA. The Arrangement allows for a number of changes to the articles of incorporation of Gold Reserve to be effected as a single transaction and without undue delay. It would be logistically cumbersome and difficult to effect the transactions in any manner other than pursuant to the Arrangement.
11.	Gold Reserve will rely on this Court’s approval and declaration of fairness of the Arrangement, including the terms and conditions thereof, to form the basis of an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to section 3(a)(10) thereof, for the distribution of securities contemplated in connection with the Arrangement.

12.	The Arrangement is in the best interests of the Applicants and is put forward in good faith.
13.	The Arrangement is fair and reasonable.
14.	Such further and other grounds that counsel may advise and this Honourable Court may permit.

Remedy Sought:

15.	An order deeming service of this Notice of Application to be good and sufficient.
16.	Leave, if required, to bring this application on short or no notice.
17.	An Interim Order ordering and directing, among other things:

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How the Application is proposed to be heard or considered

25. In regards to the application for the Interim Order, in person before the Honourable Justice Campbell at the Calgary Courts Centre, 601 - 5th Street SW, Calgary, Alberta, on April 16, 2019 at 2:00 p.m. or so soon thereafter as counsel may be heard.

26. In regards to the application for the Final Order, as directed by the Court at the Interim Application.

WARNING

You are named as a respondent because you have made or are expected to make an adverse claim in respect of this originating application. If you do not come to Court either in person or by your lawyer, the Court may make an order declaring you and all persons claiming under you to be barred from taking any further proceedings against the applicant(s) and against all persons claiming under the applicant(s). You will be bound by any order the Court makes, or another order might be given or other proceedings taken which the applicant(s) is/are entitled to make without any further notice to you. If you want to take part in the application, you or your lawyer must attend in Court on the date and at the time shown at the beginning of this form. If you intend to give evidence in response to the application, you must reply by filing an affidavit or other evidence with the court and serving a copy of that affidavit or other evidence on the applicant(s) a reasonable time before the application is to be heard or considered.